3/22

07022208

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AES tiete S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 0 5 2007

THOMSON FINANCIAL

FILE NO. 82- 04978

FISCAL YEAR 12/31/06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dew

DAT: 4/4/07

RECEIVED
2007 MAR 22 P 12:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-06

Financial Statements

AES Tietê S.A. and Subsidiary Company

December 31, 2006 and 2005
with Report of Independent Auditors

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

FINANCIAL STATEMENTS

December 31, 2006 and 2005

Contents

Report of Independent Auditors 1

Audited Financial Statements

Balance Sheets 2
Statements of Income 4
Statements of Shareholders' Equity 5
Statements of Changes in Financial Position 6
Statements of Cash Flows 7
Statements of Added Value 8
Notes to Financial Statements 9

A free translation from Portuguese into English of Report of Independent Auditors on financial statements in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AES Tietê S.A.

1. We have audited the accompanying individual and consolidated balance sheets of AES Tietê S.A. and subsidiary company as of December 31, 2006 and 2005, and the related statements of income, shareholders' equity (Company) and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiary company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and; (c) an assessment of the accounting practices used and significant estimates made by the Company and its subsidiary company management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of AES Tietê S.A. and subsidiary company (Company and consolidated) at December 31, 2006 and 2005, and the results of their operations, changes in its shareholders' equity (Company) and changes in their financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our audits were conducted with the objective of issuing an opinion on the financial statements referred to in the first paragraph. The cash flow and value-added statements (Company) for the years ended December 31, 2006 and 2005, presented to provide additional information on the Company and its subsidiary company, are not required as part of the financial statements, in conformity with accounting practices adopted in Brazil. Such statements were submitted to the audit procedures described in paragraph 2 and, in our opinion, are fairly presented, in all material respects, in relation to the overall financial statements.

São Paulo, January 26, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Aurivaldo Coimbra de Oliveira
Accountant CRC-1PE009428/O-4-S-SP

A free translation from Portuguese into English of financial statements in accordance with the accounting practices adopted in Brazil

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of reais)

		Company		Consolidated	
	Note	2006	2005	2006	2005
Assets					
Current assets					
Cash and cash equivalents	4	687,891	794,944	690,334	795,246
Distributors	5	37,004	67,530	37,004	67,530
Intercompany receivables	6	171,102	141,153	171,102	141,153
Offsetable taxes and social contributions	7	2,599	1,721	2,599	1,721
Deferred income and social contribution taxes	8	2,032	1,128	2,032	1,128
Recoverable taxes	9	11,758	12,290	11,758	12,290
Supplies		1,169	1,169	1,169	1,169
Other credits		6,019	7,606	6,592	8,238
Prepaid expenses		2,543	2,066	2,543	2,066
Total current assets		922,117	1,029,607	925,133	1,030,541
Noncurrent assets					
Distributors	5	9,889	26,287	9,889	26,287
Intercompany receivables	6	-	4,535	-	4,535
Deferred income and social contribution taxes	8	42,562	38,857	42,562	38,857
Recoverable taxes	9	137,889	149,648	137,889	149,648
Guarantees and escrow deposits		27,882	27,640	27,882	27,640
Other credits		20	20	210	823
Investment	10	11,920	9,353	2,099	2,099
Property, plant and equipment, net	11	1,219,265	1,240,116	1,225,093	1,244,928
Deferred charges	12	21,155	21,949	22,188	22,982
Total noncurrent assets		1,470,582	1,518,405	1,467,812	1,517,799
Total assets		2,392,699	2,548,012	2,392,945	2,548,340

	Note	Company 2006	Company 2005	Consolidated 2006	Consolidated 2005
Liabilities and shareholders´ equity					
Current liabilities					
Suppliers	**13**	**73,573**	56,966	**73,584**	56,999
Payroll		**1,139**	943	**1,159**	957
Taxes and social contributions	**8**	**218,557**	143,067	**218,718**	143,215
Accounts payable to Fundação Cesp	**23**	**993**	1,426	**993**	1,426
Loans and financing	**14**	**158,769**	138,863	**158,769**	138,863
Debt charges	**14**	**5,492**	6,095	**5,492**	6,095
Estimated liabilities	**15**	**10,517**	6,522	**10,571**	6,522
Provision for research and development	**15**	**21,663**	1,944	**21,663**	1,944
Provision for litigations and contingencies	**16**	**12,141**	14,803	**12,141**	14,936
Proposed and declared dividends	**17**	**166,381**	295,799	**166,381**	295,799
Consumer charges payable		**7,129**	7,052	**7,129**	7,052
Total current liabilities		**676,354**	673,480	**676,600**	673,808
Noncurrent liabilities					
Suppliers	**13**	**-**	38,954	**-**	38,954
Loans and financing	**14**	**1,200,578**	1,309,559	**1,200,578**	1,309,559
Accounts payable to Fundação Cesp	**23**	**6,396**	15,774	**6,396**	15,774
Provision for litigations and contingencies	**16**	**33,952**	34,826	**33,952**	34,826
Total noncurrent liabilities		**1,240,926**	1,399,113	**1,240,926**	1,399,113
Shareholders´ equity					
Capital	**17**	**207,227**	207,227	**207,227**	207,227
Capital reserve	**17**	**226,746**	226,746	**226,746**	226,746
Income reserve - legal	**17**	**41,446**	41,446	**41,446**	41,446
Total shareholders´ equity		**475,419**	475,419	**475,419**	475,419
Total liabilities and shareholders´ equity		**2,392,699**	2,548,012	**2,392,945**	2,548,340

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(In thousands of reais - R$, except earnings per thousand shares, presented in reais)

	Note	Company 2006	Company 2005	Consolidated 2006	Consolidated 2005
Operating revenues					
Supply and transmission of electric power	18	**1,518,690**	1,331,078	**1,525,235**	1,332,666
Other revenues		**1,229**	12,336	**1,229**	12,336
Total gross operating revenues		**1,519,919**	1,343,414	**1,526,464**	1,345,002
Deductions from operating revenues (PIS and COFINS)		**(138,115)**	(124,470)	**(139,507)**	(124,929)
Net operating revenues		**1,381,804**	1,218,944	**1,386,957**	1,220,073
Cost of electric power service					
Personnel		**(18,420)**	(18,065)	**(19,137)**	(18,575)
Material		**(2,118)**	(2,274)	**(2,601)**	(2,311)
Outsourced services		**(14,533)**	(13,128)	**(14,864)**	(13,199)
Compensation for use of water resources		**(46,984)**	(45,563)	**(46,984)**	(45,563)
Electricity purchased for resale, connection charges and free energy	18	**(103,026)**	(80,059)	**(102,951)**	(79,439)
Depreciation and amortization		**(63,951)**	(63,489)	**(64,116)**	(63,589)
Provision for realization of assets		**(34,728)**	(76,557)	**(34,728)**	(76,557)
Insurance	26	**(7,731)**	(7,447)	**(7,731)**	(7,447)
Research and development	20	**(20,839)**	(2,470)	**(20,839)**	(2,470)
Other expenses		**(2,649)**	(2,572)	**(2,733)**	(2,825)
Total cost of electric power services		**(314,979)**	(311,624)	**(316,684)**	(311,975)
Gross operating income		**1,066,825**	907,320	**1,070,273**	908,098
Operating expenses					
General and administrative expenses	21	**(33,997)**	(26,978)	**(34,053)**	(27,196)
Other operating expenses	21	**(6,197)**	(5,750)	**(6,225)**	(5,752)
Result of service		**1,026,631**	874,592	**1,029,995**	875,150
Result of shareholding		**2,567**	487	**-**	-
Financial income (expenses)					
Income	22	**88,634**	85,113	**88,825**	85,164
Expenses	22	**(157,913)**	(160,180)	**(158,030)**	(160,191)
Monetary/exchange variations, net	22	**(41,393)**	10,797	**(41,393)**	10,808
Total		**(110,672)**	(64,270)	**(110,598)**	(64,219)
Operating result		**918,526**	810,809	**919,397**	810,931
Nonoperating result					
Revenues		**526**	520	**526**	520
Expenses		**(7)**	(2,158)	**(632)**	(2,158)
Total		**519**	(1,638)	**(106)**	(1,638)
Pretax income		**919,045**	809,171	**919,291**	809,293
Taxes					
Social contribution tax	8	**(83,967)**	(51,499)	**(84,124)**	(51,538)
Income tax	8	**(213,269)**	(159,992)	**(213,358)**	(160,075)
Deferred social contribution tax	8	**(2,033)**	(16,427)	**(2,033)**	(16,427)
Deferred income tax	8	**(5,649)**	(25,201)	**(5,649)**	(25,201)
Total		**(304,918)**	(253,119)	**(305,164)**	(253,241)
Net income for the year		**614,127**	556,052	**614,127**	556,052
Earnings per thousand shares - in R$		**6.44**	5.83	**6.44**	5.83

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF SHAREHOLDERS´ EQUITY (COMPANY)
Years ended December 31, 2006 and 2005
(In thousands of reais - R$)

	Capital	Capital reserve	Income reserve - legal	Retained earnings	Total
Balances at December 31, 2004	147,416	286,557	24,347	-	458,320
Net income for the year	-	-	-	556,052	556,052
Legal reserve	-	-	17,099	(17,099)	-
Capital increase	59,811	(59,811)	-	-	-
Payment of dividends - Board Meeting 8/9/05	-	-	-	(199,831)	(199,831)
Interest on shareholders´ equity - Board Meeting 12/7/05	-	-	-	(44,000)	(44,000)
Dividends proposed by management	-	-	-	(295,122)	(295,122)
Balances at December 31, 2005	**207,227**	**226,746**	**41,446**	**-**	**475,419**
Net income for the year	-	-	-	**614,127**	**614,127**
Payment of dividends - Board Meeting 9/8/06	-	-	-	**(305,524)**	**(305,524)**
Payment of dividends - Board Meeting 11/8/06	-	-	-	**(106,227)**	**(106,227)**
Interest on shareholders´ equity- Board Meeting 11/8/06	-	-	-	**(37,242)**	**(37,242)**
Dividends proposed by management	-	-	-	**(165,134)**	**(165,134)**
Balances at December 31,2006	**207,227**	**226,746**	**41,446**	**-**	**475,419**

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2006 and 2005
(In thousands of reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
Sources of working capital				
From operations:				
Net income for the year	**614,127**	556,052	**614,127**	556,052
Depreciation and amortization	**66,691**	63,830	**66,828**	63,930
Monetary variation - noncurrent	**38,570**	(4,039)	**38,570**	(4,039)
Provision for litigations and contingencies	**(874)**	(887)	**(874)**	(887)
Sale of assets and rights	**771**	646	**771**	646
Noncurrent deferred taxes and social contributions	**8,053**	(32,735)	**8,053**	(32,735)
Provision for realization of assets		18,268	**613**	18,268
Provision for realization of assets - free energy	**10,431**	58,289	**10,431**	58,289
Actuarial evaluation - unrecognized gain	**(13,299)**	-	**(13,299)**	-
Equity pick-up	**(2,567)**	(487)	**-**	-
Total from operations	**721,903**	658,937	**725,220**	659,524
From third parties:				
Transfer from noncurrent to current	**20,933**	45,006	**20,933**	45,206
Total sources of working capital	**742,836**	703,943	**746,153**	704,730
Application of working capital				
Judicial deposits	**242**	252	**242**	252
Increase in other credits	**-**	18	**-**	18
Purchase of fixed assets	**45,368**	25,185	**46,521**	25,365
Increase in deferred charges	**448**	2,101	**448**	2,101
Dividends paid	**411,751**	199,831	**411,751**	199,831
Dividends proposed	**165,134**	295,122	**165,134**	295,122
Interest on shareholders' equity paid	**37,242**	44,000	**37,242**	44,000
Transfer from noncurrent to current liabilities	**193,015**	176,845	**193,015**	176,921
Total applications of working capital	**853,200**	743,354	**854,353**	743,610
Increase (decrease) in working capital	**(110,364)**	(39,411)	**(108,200)**	(38,880)
Statement of increase in working capital				
Current assets:				
At beginning of year	**1,029,607**	743,056	**1,030,541**	743,198
At end of year	**922,117**	1,029,607	**925,133**	1,030,541
	(107,490)	286,551	**(105,408)**	287,343
Current liabilities:				
At beginning of year	**673,480**	347,518	**673,808**	347,585
At end of year	**676,354**	673,480	**676,600**	673,808
	(2,874)	(325,962)	**(2,792)**	(326,223)
Increase (decrease) in working capital	**(110,364)**	(39,411)	**(108,200)**	(38,880)

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005
(In thousands of reais - R$)

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Net income for the year	**614,127**	556,052	**614,127**	556,052
Expenses (revenues) not affecting cash				
Depreciation	**66,691**	63,830	**66,828**	63,920
Monetary variation of loans and financings	**51,511**	2,494	**51,511**	2,494
Provision for litigations and contingencies	**(874)**	(887)	**(874)**	(887)
Sale of assets and rights	**771**	646	**771**	646
Provision for realization of assets	**19,754**	76,557	**19,754**	76,557
Unrecognized actuarial gain	**(13,778)**	-	**(13,778)**	-
Equity pick-up	**(2,567)**	(487)	**-**	-
Deferred taxes and social contributions	**7,683**	46,484	**7,683**	46,484
Changes in current and noncurrent assets:				
Distributors	**(1,626)**	34,288	**(1,581)**	33,746
Intercompany receivables	**-**	(41,043)	**-**	(41,043)
Taxes and social contributions	**(878)**	(6,525)	**(878)**	(6,519)
Supplies	**-**	16	**-**	16
Guarantees and escrow deposits and other credits	**4,726**	(252)	**5,353**	(250)
Prepaid expenses	**(478)**	257	**(478)**	257
Changes in current and noncurrent liabilities:				
Suppliers	**16,607**	9.557	**16,585**	9,586
Payroll	**196**	(162)	**202**	(158)
Taxes and social contributions	**75,491**	90,278	**75,434**	90,495
Estimated liabilities	**(17,900)**	(45,643)	**(17,910)**	(45,631)
Consumer charges payable	**76**	(488)	**76**	(364)
Total operating activities	**819,532**	784,972	**822,825**	785,401
Investment activities:				
Purchase of fixed assets	**(45,369)**	(25,185)	**(46,521)**	(25,356)
Increase in investments	**-**	(200)	**-**	(200)
Increase in deferred charges	**(448)**	(2,101)	**(448)**	(2,101)
Total investment activities	**(45,817)**	(27,486)	**(46,969)**	(27,657)
Financing activities:				
Dividends, capital reduction and interest on shareholders' equity paid	**(743,548)**	(321,095)	**(743,548)**	(321,095)
Payment of loans	**(137,220)**	(130,866)	**(137,220)**	(130,866)
Total financing activities	**(880,768)**	(451,961)	**(880,768)**	(451,961)
Changes in the cash and cash equivalents balance	**(107,053)**	305,525	**(104,912)**	305,783
Cash and cash equivalents at beginning of year	**794,944**	489,419	**795,246**	489,463
Cash and cash equivalents at end of year	**687,891**	794,944	**690,334**	795,246
Additional information:				
Interest paid during the year	**140,284**	148,555	**140,284**	148,555
Taxes paid during the year	**223,372**	206,689	**223,631**	206,741

See accompanying notes.

AES TIETÊ S.A. AND SUBSIDIARY COMPANY

STATEMENTS OF ADDED VALUE
Years ended December 31, 2006 and 2005
(In thousands of reais - R$)

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Revenues				
Sale of energy power and services	**1,519,919**	1,343,414	**1,526,572**	1,345,622
Nonoperating result	**519**	(1,638)	**(106)**	(1,638)
	1,520,438	1,341,776	**1,526,466**	1,343,984
(-) Input products purchased from third parties:				
Electric power purchased for resale	**103,026**	80,059	**103,058**	80,582
Third party material and services	**35,447**	29,399	**36,313**	29,399
Financial compensation for use of water resources	**46,984**	45,563	**46,984**	45,563
Other operating expenses/provisions	**72,144**	77,312	**72,256**	77,332
	257,601	232,333	**258,611**	232,876
(=) Gross added value	**1,262,837**	1,109,443	**1,267,855**	1,111,108
(-) Reintegration quota	**66,691**	63,830	**66,860**	63,920
(=) Net added value	**1,196,146**	1,045,613	**1,200,995**	1,047,188
Financial revenues	**106,340**	124,424	**106,531**	124,435
Equity pick-up	**2,567**	487	**-**	-
(=) Added value to be distributed	**1,305,053**	1,170,524	**1,307,526**	1,171,623
Distribution of added value				
Personnel				
Salaries	**18,545**	15,953	**18,937**	16,236
Payroll charges (except INSS)	**3,641**	3,252	**3,683**	3,285
Private pension plan entity	**(9,431)**	(1,944)	**(9,430)**	(1,944)
Meal subsidy/subsidized transportation ticket	**1,878**	1,679	**1,890**	1,682
Provisions and others	**2,921**	3,186	**2,923**	3,253
Health plan	**2,238**	1,359	**2,329**	1,379
Profit sharing	**6,504**	3,417	**6,547**	3,417
	26,296	26,902	**26,879**	27,308
Government				
PIS/COFINS	**138,114**	124,470	**139,507**	124,930
INSS	**4,422**	3,804	**4,556**	3,905
Income and social contribution taxes	**305,082**	253,241	**305,328**	253,362
	447,618	381,515	**449,391**	382,197
Financing entities				
Financial expenses	**157,913**	177,056	**158,030**	177,067
Monetary variations - net	**59,099**	28,999	**59,099**	28,999
	217,012	206,055	**217,129**	206,066
Shareholders				
Interest on shareholders' equity - TJLP	**411,751**	44,000	**411,751**	44,000
Paid dividends	**37,242**	199,831	**37,242**	199,831
Proposed dividends	**165,134**	295,122	**165,134**	295,122
Legal reserve		17,099	**-**	17,099
	614,127	570,052	**614,127**	556,052
Distributed added value	**1,305,053**	1,170,524	**1,307,526**	1,171,623

See accompanying notes.

(In thousands of reais –R$, except where otherwise indicated)

1. Operations

AES Tietê S.A. (Company or Tietê), a publicly-traded company, and its subsidiary company are authorized to operate as a public utility company to generate and sell electric power as an independent power producer, the activities of which are regulated and inspected by the National Electric Power Agency (ANEEL), linked to the Ministry of Mines and Energy, the related concession agreement having been executed on December 20, 1999 and being effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control group is jointly and severally obliged unto the Company, on an irrevocable and irreversible basis, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as from the execution of the Concession Agreement. Expansion must be carried out through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects implemented in the State of São Paulo, for a period longer than five years and complying with regulatory restrictions.

Tietê start-up occurred on April 1, 1999, after the spin-off of Companhia Energética de São Paulo - Cesp.

Tietê generating units comprise the following plants:

Plant	Year of completion	Number of turbines	Installed capacity MW (*)	Assured power supply Average MW (*)
Barra Bonita	1964	4	141	45
Bariri	1969	3	143	66
Ibitinga	1969	3	132	74
Promissão	1977	3	264	104
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	746
Caconde	1966	2	80	33
Euclides da Cunha	1960	4	109	49
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,275

(*) Unaudited information.

As from 2006, all electric energy currently generated by the Company is being sold to Eletropaulo.

2. Basis of preparation and presentation of the financial statements

The financial statements of the Company and its subsidiary company, including the notes thereto, are presented in thousands of reais, except where otherwise indicated, and were prepared and are presented in accordance with accounting practices established in Brazil's Corporation law, regulations of the Brazilian Securities Commission (CVM), and rules applicable to public utility companies by granting authorities.

a) Estimates

The financial statement preparation process involves the use of accounting estimates. Such estimates were based on management's judgment of the available information to determine the adequate amount to be recorded in the financial statements. Significant items subject to such estimates include the definition of useful lives of fixed assets and their recoverability in operations, credit risk analysis to determine the allowance for doubtful accounts and other provisions, including provision for contingencies, assessment of financial instruments and of other assets and liabilities on the balance sheet date.

Provisions for income and social contribution taxes are computed in accordance with legislation prevailing on the balance sheet date.

The settlement of transactions in subsequent periods involving such estimates could result in amounts significantly different from those recorded in the financial statements, resulting from inaccuracies inherent to the estimate process and new events that could occur. The Company reviews the estimates and assumptions on a quarterly basis.

b) Classification between current and noncurrent

Assets and liabilities are classified as current, when their realization or settlement is estimated to occur within the following twelve months. If this is not the case, they are recorded as noncurrent. Monetary assets and liabilities denominated in foreign currency were translated into reais at the exchange rate prevailing on the balance sheet date. The differences resulting from currency translation were recognized in the statements of income.

2. Basis of preparation and presentation of the financial statements (Continued)

c) Consolidation

The consolidated financial statements include operations of the Company and of its wholly-owned subsidiary company AES Minas PCH Ltda. The main eliminations from the consolidation include the following:

- Assets and liabilities' account balances between the company and the subsidiary, as well as income and expenses related to transactions.

- Company's interest in subsidiary's equity and P&L for the year.

The financial year of the subsidiary included in consolidation agrees with that of the Company, and the accounting policies have been adopted in a uniform manner in the consolidated company, being consistent with those used in the previous year.

d) Additional information

The Company is also including the cash flow and added value statements as additional information. Such statements were prepared in accordance with the rules established by IBRACON (Brazilian Institute of Independent Auditors) and the CFC (Federal Accounting Council), respectively.

3. Summary of significant accounting practices

a) Specific utility accounting practices

Financial charges and inflation effects - in accordance with the provisions set forth in Accounting Instruction No. 6.3.10 of the Accounting Manual for Electric Power Utility Companies, interest and other financial charges, including inflation and exchange variation effects, related to third-party loans effectively applied to construction in progress, are recorded in this subgroup as expense.

3. **Summary of significant accounting practices** (Continued)

a) Specific utility accounting practices (Continued)

Indirect costs of construction in progress - a portion of central management expenses is allocated to construction in progress on a monthly basis. This allocation is recorded based on direct costs with personnel and outsourced labor related to construction in progress.

Recording of electric power purchase and sale transactions in the Chamber for the Trading of Electric Power – CCEE (formerly Wholesale Energy Market - MAE – (spot market and free energy) - purchases and sales are recorded on the accrual basis according to information provided by CCEE, the entity in charge of the determination of purchase and sale transactions carried out within CCEE. For the months in which such information is not provided on a timely basis, the amounts are estimated by the Company's management, based on information available in the market.

b) General accounting practices

Determination of profit and loss – profit and loss are recognized on the accrual basis. Revenue from sale of electric energy is recorded under result of operations when the monthly bills are issued, based on the bilateral contract of supply of electric energy entered with Eletropaulo.

Cash and cash equivalents – these comprise bank account and short-term investment balances, redeemable in 90 days as of the balance sheet date, and are stated at cost plus income earned through the balance sheet date, not in excess of market value.

Distributors – receivables include billed amounts related to the supply of electric power, free energy, according to Law No. 10428 dated April 26, 2002, and the electric power balance in the spot market on an accrual basis.

Allowance for doubtful accounts – when applicable, is presented as an account reducing accounts receivable from distributors, set up in an amount considered sufficient by management to cover possible losses on realization of accounts receivable.

(In thousands of reais –R$, except where otherwise indicated)

3. Summary of significant accounting practices (Continued)

b) General accounting practices (Continued)

Supplies – valued and recorded at average cost of acquisition, not exceeding market value. Materials for construction are classified as construction in progress.

Investment - in the subsidiary company is accounted for under the equity method. Other investments are stated at cost, not exceeding realization values.

Property, plant and equipment – stated at acquisition or construction cost. Depreciation is computed by using the straight-line method by asset category at annual rates that consider the estimated useful life of assets, varying between 2.0% to 8.3% for generation system assets, 10% for furniture and fixtures, and 20% for vehicles.

Deferred charges – consist substantially of costs incurred in the construction of pillar protection for bridges and water channels, in connection with commitments undertaken upon the Company's acquisition during the privatization process. These amounts have been amortized over the concession contract remaining period (23 years).

Loans and financing - monetarily adjusted through the balance sheet date by the index stipulated in each contract. Monetary restatements, interest and other charges are allocated to financial expenses.

Provision for contingencies and litigation - recognized based on the risk assessment of unfavorable outcomes to ongoing legal actions against the Company, supported by reports prepared by the Company's legal counsel.

Supplementary retirement and pension plan - costs, social contributions and actuarial liabilities are shown, at the balance sheet date, by independent actuaries, following criteria established by CVM Resolution No. 371, applicable as from December 31, 2001.

Taxation on revenue – revenue from sales is subject to levy of PIS (Social Contribution Tax on Gross Revenue for Social Integration Program) (1.65%) and to COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) (7.6%).

Such charges are presented as deductions from sales in the statement of income. Credits resulting from non-cumulative PIS/COFINS are recorded as reducing cost of electric energy services in the statement of income.

(In thousands of reais –R$, except where otherwise indicated)

3. Summary of significant accounting practices (Continued)

b) General accounting practices (Continued)

Taxation on income - taxation on income includes income and social contribution taxes. Income tax is calculated on taxable profit at a 15% rate, plus 10% surtax for profits exceeding R$240 during the twelve-month period, whereas social contribution tax is levied at a 9% rate on taxable profit, recorded on the accrual basis. As such, additions to book income of temporarily nondeductible expenses, or exclusions of temporarily nondeductible revenues generate deferred tax credits or debits for purposes of taxable income calculation.

Earnings and dividends per share - calculated based on the number of shares outstanding at the balance sheet date.

4. Cash and cash equivalents

	Company and Consolidated			
	Company		Consolidated	
	2006	2005	2006	2005
Cash and banks	**268**	385	**366**	687
Short-term investments	**687,623**	794,559	**689,968**	794,559
Total	**687,891**	794,944	**690,334**	795,246

At December 31, 2006, short-term investments in the company and consolidated, consist of current operations (maturities of less than 90 days and daily liquidity), 87% of which with an average profitability around 100% of the Interbank Deposit Certificate – CDI and the remaining 13% with an average profitability corresponding to the exchange variation.

(In thousands of reais –R$, except where otherwise indicated)

5. Distributors

	Company and Consolidated	
	2006	2005
Contracted supply of electric power: (a)		
Elektro Eletricidade e Serviços S.A.	-	4,555
Bandeirante Energia S.A.	-	2,854
Companhia Piratininga de Força e Luz	9,075	11,317
Companhia Paulista de Força e Luz	7,006	12,100
Empresa Elétrica Bragantina S.A.	-	1,270
Companhia Nacional de Energia Elétrica S.A.	204	1,507
Subtotal	16,285	33,603
Spot market (b)	3,859	714
Subtotal	3,859	714
Free energy (c)	94,609	111,906
Provision for realization – Free energy	(67,860)	(52,406)
	26,749	59,500
Total	46,893	93,817
Current portion	37,004	67,530
Noncurrent portion	9,889	26,287

a) Power purchase agreements volumes and tariffs (purchase and sale) were determined and authorized by ANEEL.

b) Spot market energy includes amounts receivable from transactions carried out within CCEE to be offset against payables of spot market energy upon CCEE monthly settlements.

c) Settlement of accounts receivable related to free energy is made through the passing on of the Extraordinary Tariff Increase (RTE) by distributors, as they recover. This started in February 2003, and the Company received R$ 135,726 up to December 31, 2006 (R$ 97,397 up to December 31, 2005). The Company is recording provision to cover possible losses on realization of the mentioned accounts receivable.

At December 31, 2006, Company management, based on a study prepared to check the likelihood of receiving accounts receivable related to free energy within the period established by ANEEL for distribution companies to bill the amount corresponding to the Extraordinary Tariff Increase (RTE) and reimburse generating companies, recorded a provision for losses on realization of accounts receivable related to free energy in the amount of R$ 75,995 (R$58,289 at December 31, 2005).

(In thousands of reais –R$, except where otherwise indicated)

5. Distributors (Continued)

Accounts receivable from energy distributors related to the resale of free energy is as follows:

Concessionaire	2006	2005
COELBA	5,189	6,185
CEPISA	1,239	1,336
COELCE	3,381	3,846
ELEKTRO	1,197	3,198
ELETRONORTE	12,442	11,057
PIRATININGA	3,065	4,233
CPFL	9,165	10,725
CELPE	3,620	4,624
CHESF	460	1,758
COSERN	2,033	2,069
CEB	1,952	2,099
LIGHT	13,359	14,717
CAIUÁ	669	622
EEVP	26	56
EEB	77	25
CELPA	1,170	1,753
CEMAT	110	102
CNEE	7	106
CJE	27	27
CSPE	164	182
CLFSC	-	234
ESCELSA	3,648	3,942
CENF	51	69
SAELPA	1,035	1,439
ENERGIPE	356	0
CELB	347	370
CAT-LEO	-	32
BANDEIRANTE	4,635	5,411
ENERSUL	1,103	1,515
CERJ	4,573	5,186
CELG	-	1,267
CEMIG	18,652	22,030
CESP	787	742
CEAL	-	707
CEMAR	70	242
Subtotal	94,609	111,906
Provision for realization	(67,860)	(52,406)
Total	26,749	59,500

(In thousands of reais –R$, except where otherwise indicated)

5. Distributors (Continued)

Law No. 10438, of April 26, 2002, regulated the RTE with the objective of offsetting losses incurred with the Rationing Program. On this occasion, the supply tariff was established as the means for collecting the RTE, applied exclusively to the distributors' captive consumers. The amounts to be reimbursed were calculated based on the captive consumers at the time of the energy rationing program.

The breakdown of the Company's current aging list at December 31 was as follows:

	2006	%	2005	%
Current:				
Falling due	**165,974**	**80**	134,983	65
Past due				
0 to 30 days	-	-	-	-
31 to 60 days	-	-	3,047	1
61 to 90 days	-	-	816	-
91 to 180 days	-	-	2,483	1
181 to 360 days	-	-	4,557	2
Over 360 days	**16,285**	**8**	5,553	4
Sub-total	**182,259**		151,439	
Free energy	**25,847**	**12**	57,244	27
Total	**208,106**	**100**	208,683	100
Breakdown of accounts receivable				
(+) Receivables from related parties	**171,102**	**82**	141,153	68
(+) Receivables from power purchase agreements	**16,285**	**8**	33,879	16
(+) Free energy and other	**20,719**	**10**	33,651	16
(=) Total accounts receivable	**208,106**	**100**	208,683	100

Past due receivables refer to power purchase agreements entered into with Companhia Paulista de Força e Luz (CPFL) and Companhia Piratininga de Força e Luz (Piratininga), concerning disallowances made due to disagreement with the regulating agency on reduction of the power purchase agreements approved by said agency. The Company is already negotiating receipt of the delayed amounts (judicial deposits for 100% of the amounts have already been made) and expects that the amounts will be paid by the first quarter of 2007.

(In thousands of reais –R$, except where otherwise indicated)

6. Transactions with related parties

Transactions carried out with related parties refer to the supply of electric power to companies listed below and the granting of loan to the Company:

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Current assets:				
Intercompany receivables:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	-	12,378	-	12,378
Bilateral contract (b)	**165,974**	122,605	**165,974**	122,605
Free energy	**5,128**	6,170	**5,128**	6,170
Total	**171,102**	141,153	**171,102**	141,153
Noncurrent assets:				
Accounts receivable from related parties				
Eletropaulo Metropolitana				
Free energy	-	4,535	-	4,535
Transactions:				
Operating revenues:				
Eletropaulo Metropolitana:				
Power purchase agreement (a)	-	77,470	-	77,470
Bilateral contract (b)	**1,480,551**	1,053,499	**1,480,551**	1,053,499
Total	**1,480,551**	1,130,969	**1,480,551**	1,130,969
Operating expense:				
AES Minas PCH Ltda.	**108**	620	-	-

a) Power purchase agreement volumes and tariffs (purchase and sale) of electric power were determined and authorized by ANEEL.

b) In December 2000, the Company entered into a Purchase and Sale Agreement with Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo) for a 15-year term. According to this agreement, the Company will sell to Eletropaulo the energy corresponding to a reduction of 25% p.a., as from 2003, in quantities established in power purchase agreements. Energy quantities in this agreement in 2006 correspond to 1,268 MW average (2005 – 948 MW average) and the tariff at December 31, 2006 is R$ 133.87 MWh (December 31, 2005 – R$ 132.73 per MWh). This agreement was approved by ANEEL.

(In thousands of reais –R$, except where otherwise indicated)

7. Offsetable income and social contribution taxes

	Company and Consolidated			
	Assets		Liabilities	
	2006	2005	2006	2005
Withholding income tax	447	208	-	-
Recoverable PIS	3,054	237	-	-
Recoverable COFINS	14,068	1,094	-	-
Other recoverable amounts	338	182	-	-
(-) Provision for realization of recoverable PIS and COFINS	(15,308)	-	-	-
Income and social contribution taxes payable	-	-	206,666	132,802
PIS and COFINS payable	-	-	11,757	10,117
Other amounts payable	-	-	134	148
Total current - Company	2,599	1,721	218,557	143,067
AES Minas PCH	-	-	161	148
Total current - Consolidated	2,599	1,721	218,718	143,215

(a) See Note 13.

8. Income and social contribution taxes

Deferred income and social contribution taxes

	Company and Consolidated	
	Assets	
	2006	2005
Deferred:		
Provision for profit sharing	1,429	802
Provision for tax contingencies	7,053	7,053
Provision for labor contingencies	1,952	2,249
Provision for losses on realization of assets	33,557	29,555
Other	603	326
Total	44,594	39,985
Current portion	2,032	1,128
Noncurrent portion	42,562	38,857

(In thousands of reais –R$, except where otherwise indicated)

8. Income and social contribution taxes (Continued)

According to CVM Instruction No. 371/02, the Company, based on expectation of generation of future taxable profit, determined through a technical study approved by Management, recognized tax credits on temporary differences, which may be carried indefinitely. The book value of deferred charges is reviewed by the Company on an annual basis, and consequent adjustments have not been significant when compared to management´s initial forecast.

Considering such technical study regarding generation of future taxable profit, the Company estimates that tax credits will be recovered as follows:

	Company – 2006		
	Deferred income and social contribution taxes	Recoverable taxes (*)	Total
2007	2,032	11,758	13,788
2008	42,562	11,145	53,707
2009	-	10,556	10,556
2010	-	10,042	10,042
2011	-	8,778	8,778
2012 to 2029	-	97,368	97,368
Total	44,594	149,648	194,239

(*) The estimated realization of recoverable taxes was defined based on ANEEL's Administrative Rule (see Note 9).

The estimated recovery of tax credits was based on taxable profit projections, which considered several financial and business assumptions at the year-end closing. Consequently, the estimates may not materialize in the future as a result of uncertainties inherent to such assumptions.

(In thousands of reais –R$, except where otherwise indicated)

8. Income and social contribution taxes (Continued)

Deferred income and social contribution tax expenses for the year ended December 31, 2006:

	Company and Consolidated		
	IRPJ	CSLL	Total
Changes in the balances of deferred income and social contribution taxes:			
Temporary differences - provisions	3,388	1,221	4,609
Tax benefit from premium amortization (Note No. 9)	(9,037)	(3,254)	(12,291)
Total	(5,649)	(2,033)	(7,682)

(In thousands of reais –R$, except where otherwise indicated)

8. Income and social contribution taxes (Continued)

Reconciliation of income and social contribution tax expenses

Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL) are calculated based on the statutory rates in effect at the balance sheet dates. Deferred taxes relating to temporary differences are recorded under assets or liabilities. Following are the tax calculation bases and balances:

	Consolidated			
	2006		2005	
	IRPJ	CSLL	IRPJ	CSLL
Breakdown in result of operations:				
Current	**(213,269)**	**(83,967)**	(160,075)	(51,538)
Deferred	**(5,649)**	**(2,033)**	(25,201)	(16,427)
IRPJ and CSLL on income	**(218,918)**	**(86,000)**	(185,276)	(67,965)
Computation of taxes:				
Income before taxes	**919,045**	**919,045**	809,293	809,293
Additions (deductions):				
Interest on shareholders' equity – TJLP	**(37,242)**	**(37,242)**	(44,000)	(44,000)
Dividends received				
Other	**(797)**	**(2,118)**	2,011	1,474
Subtotal	**(38,039)**	**(39,360)**	(41,989)	(42,526)
Tax bases	**881,006**	**879,685**	767,304	766,767
Rate	**25%**	**9%**	25%	9%
Taxes	**(220,252)**	**(79,172)**	(191,826)	(69,009)
Tax incentives	**5,185**	**-**	2,790	-
Prior year adjustments	**(3,852)**	**(6,828)**	3,760	1,044
IRPJ and CSLL tax expenses	**(218,918)**	**(86,000)**	(185,276)	(67,965)

(In thousands of reais –R$, except where otherwise indicated)

9. Recoverable taxes – current and noncurrent

Recoverable taxes relate to tax benefits resulting from the absorption of the parent company AES Gás Ltda.'s premium by the Company. Changes for the year are as follows:

	Company and Consolidated			
	2006			2005
	Premium	Provision	Net amount	Net amount
Balances from the merger	808,303	(541,563)	266,740	266,740
Accumulated amortization	(351,256)	234,163	(117,093)	(104,802)
Balances at end of year	457,047	(307,400)	149,647	161,938
Current portion			11,758	12,290
Noncurrent portion			137,889	149,648

The premium absorbed by Tietê, as a result of the merger of its parent company, AES Gás Ltda., was based on expected future earnings and until December 31, 2003 was being amortized over a period of ten years not based on the straight-line method, in accordance with the future earnings projection provided by an independent consulting firm at the time of the acquisition of the shares by Tietê.

On December 16, 2003, the National Electric Power Agency - ANEEL issued the Administrative Rule No. 2103/2003 – SFF/ANEEL, establishing the premium amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per annum. On January 16, 2004, ANEEL issued the Administrative Rule No. 87/2004-SFF/ANEEL, supplementing the Administrative Rule No. 2103 and establishing that the effects of the new curve are applicable starting from 2004. Therefore, no retroactive adjustments are required.

On January 13, 2004, CVM issued Administrative Rule/CVM/SEP/GEA-1 No. 012/2004, informing that: (i) the change in the classification to property, plant and equipment can be accepted, as it does not modify the essence of the operation and aligns the procedure with the requirements of the regulatory agencies; (ii) the change in the amortization period does not modify the essence of the operation, maintaining the controlling shareholder's right unchanged, as provided for in article 7 of CVM Instruction No. 319/99; and (iii) adjustments retroactive to prior years in which the Company believes that the criterion applied is correct should not be applied.

(In thousands of reais –R$, except where otherwise indicated)

9. Recoverable taxes – current and noncurrent (Continued)

As from January 2004, the premium amortization period and respective use of tax credit started to be recorded in accordance with the new curve established by ANEEL (estimate change), as approved by the Annual Shareholders' Meeting of April 27, 2004.

In accordance with CVM Instruction No. 349, for the purposes of financial statement disclosure, the net amount of the tax benefit previously described is included under "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. Since the amortization of the premium, the provision and the respective tax benefit did not impact results for the period, such amounts were reclassified to income and social contribution tax expense in the statement of income for reporting purposes.

As permitted by CVM Instruction No. 319, a special premium reserve on Tietê's shareholders' equity, related to the merger, will be used to increase the capital stock of the controlling shareholder, Cia. Brasiliana de Energia (merging company of Tietê Empreendimentos S.A.), as the tax benefit is realized. Tax benefit generated and recorded was R$ 117,093 at December 31, 2006 (R$ 104,802 at December 31, 2005), of which R$ 104,802 (R$ 88,045 at December 31, 2005) have already been effectively realized and can be used for a capital increase. The meeting of the Company's Board of Directors held on February 25, 2005 unanimously approved a capital increase in the amount of R$59,811, related to tax benefit realized until December 31, 2003.

10. Investments

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Investment in subsidiary	**8,611**	6,244	-	-
Advance for future capital increase	**1,210**	1,010	-	-
Real estate held for future use	**2,099**	2,099	**2,099**	2,099
Total	**11,920**	9,353	**2,099**	2,099

Investment in subsidiary is represented by shareholding at AES Minas PCH Ltda., which is an operating company with a concession giving it the right to operate small hydroelectric plants (PCH). In March 2002, the Company purchased all of the units of interest of AES Minas PCH Ltda. for R$ 6,490 and in October 2003, increased the subsidiary's capital by R$ 873, with subscription of 873,000 new units of interest.

(In thousands of reais –R$, except where otherwise indicated)

10. Investments (Continued)

Information on investments in subsidiary companies accounted for under the equity method:

	2006	2005
Number of units of interest held	**7,363,000**	7,363,000
Ownership interest	**99.99%**	99.99%
Capital - R$	**7,363**	7,363
Net equity - R$	**8,611**	6,244
Income (loss) for the year - R$	**2,567**	487

11. Property, plant and equipment

a) The breakdown of property, plant and equipment is as follows:

	Company and Consolidated 2006					Company and Consolidated 2005
	Average depreciation rate	Monetarily adjusted cost	Interest and financial charges during construction	Accumulated depreciation	Net	Net
Land		87,329	63,727	-	151,056	151,056
Reservoirs, dams and aqueducts	2.07	992,223	729,057	(1,024,218)	697,062	725,659
Buildings, construction and improvements	2.26	203,914	159,432	(259,056)	104,290	111,889
Machinery and equipment	2.87	363,154	267,243	(414,550)	215,847	220,476
Vehicles	3.47	2,687	-	(1,625)	1,062	876
Furniture and fixtures and other	8.00	16,432	1	(8,300)	8,133	9,588
In operation		1,665,739	1,219,460	(1,707,749)	1,177,450	1,219,544
In progress		46,596	-	-	46,596	25,353
Special obligations		(4,781)	-	-	(4,781)	(4,781)
Total – Company		1,707,554	1,219,460	(1,707,749)	1,219,265	1,240,116
AES Minas PCH Ltda.:						
In operation		6,306	-	(478)	5,828	4,812
Total - Subsidiary		6,306	-	(478)	5,828	4,812
Total - Consolidated		1,713,860	1,219,460	(1,708,227)	1,225,093	1,244,928

(In thousands of reais –R$, except where otherwise indicated)

11. Property, plant and equipment (Continued)

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002 and No. 44, of December 24, 1997 and March 18, 1999, respectively, which take into consideration the estimated economic useful lives of assets.

Under the prevailing legislation, depreciation is computed and recorded as from the date assets and installations transferred to property, plant and equipment in service start operating.

c) Assets linked to the concession

Assets and installations used in the generation, transmission, distribution and sale of electric energy are linked to these services and cannot be removed, sold, assigned or pledged as mortgage guarantees without the prior and express authorization of the Regulatory Body.

d) Return of assets to government

According to item 2, clause 11, of concession agreement No. 92/99 entered into between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, the assets and installations associated with the independent power generation in the hydroelectric plants will revert to the government, upon reimbursement for investments made but not yet amortized, provided such investments have been authorized and computed by ANEEL's audit.

e) Special obligations (original amount from the CESP spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the granting authority.

(In thousands of reais –R$, except where otherwise indicated)

12. Deferred charges

	Company and Consolidated	
	12/31/06	**12/31/05**
Pre-operating expenses (a)	**20,593**	19,821
(-) Accumulated amortization	**(2,132)**	(1,507)
Other (b)	**2,694**	3,635
Total – Company	**21,155**	21,949
AES Minas PCH Ltda.	**1,033**	1,033
Total – Consolidated	**22,188**	22,982

(a) Pre-operating expenses consist substantially of costs incurred by the Company during the construction of pillar protection for bridges and water channels, provided for in the Privatization Public Notice. These amounts have been amortized over the concession contract remaining period.

(b) Refer substantially to a project to operate the PCH Carrapatos small hydroelectric plant, located in the municipality of Caconde, State of São Paulo, authorized by ANEEL Resolution No. 665, dated December 26, 2001. According to the timetable included in the Resolution, beginning of construction work and commercial start-up of the first unit were expected to occur on January 15, 2002 and October 31, 2003, respectively. Installed capacity of this small hydroelectric plant will be 21.6 MW. On June 10, 2005, a private agreement was entered into for the sale of the PCH Carrapatos Project for R$ 1,200. The definitive sale of the Project shall take place within 24 months as from the agreement signature date, and may be extended as agreed by parties involved. For the sale to be completed, the purchaser must obtain a Business License from the São Paulo State Environmental Office, considering the Project's environmental licensing procedures.

(In thousands of reais –R$, except where otherwise indicated)

13. Suppliers

Suppliers breakdown is as follows:

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Current:				
Spot market and free energy (*)	**42,647**	81,560	**42,647**	81,560
Connection charges	**26**	152	**26**	152
PIS and COFINS passed on	**15,790**		**15,790**	
Use of transmission system agreement - CUST	**9,000**	6,162	**9,000**	6,162
Materials and services	**6,110**	8,046	**6,121**	8,079
Total	**73,573**	95,920	**73,584**	95,953
Current portion	**73,573**	56,966	**73,584**	56,999
Noncurrent portion	**-**	38,954	**-**	38,954

(*) See Note 25.

Transfer of PIS and COFINS

ANEEL's Ratifying Resolutions related to tariff adjustments for power distributors established that PIS and COFINS levied on power purchase agreements be passed on by power distributors, based on its understanding that article 109 of Law No. 11196 dated November 21, 2005, allows the taxation of these agreements under the cumulative regime, i.e., by the rate of 3.65%. The Company decided, on a conservative basis, to record under "spot market energy and free energy" the amounts to be passed on, so as to maintain PIS and COFINS rates in accordance with amounts determined in Ratifying Resolutions that have been issued so far. At December 31, 2006, relevant amount totals R$ 15,790.

Based on the guidance provided in Administrative Rule No. 562/2006 - SFF/SRE/ANEEL and ANEEL's Technical Specification No. 224/2006 - SFF/ANEEL related to the levy of PIS and COFINS on revenues from power purchase agreements, the Company decided to record the tax credit corresponding to the increase in the rates of PIS and COFINS applicable to the power purchase agreements effective through December 31, 2005, considering that, according to ANEEL, this amount had been overpaid.

13. Suppliers (Continued)

Transfer of PIS and COFINS (Continued)

Considering that ANEEL's interpretation may not concur with that of the Brazilian IRS (SRF), the Company took the following steps:

a) Filed a Request for Ruling with the Brazilian IRS (SRF) to obtain the confirmation of ANEEL's position with respect to the rates of PIS and COFINS levied on power purchase agreements.

b) Obtained or has been obtaining writs of mandamus for suspension of the procedure whereby PIS and COFINS are passed on to power distributors, as established in ANEEL's Ratifying Resolutions, until the Brazilian IRS (SRF) issues a Private Letter Ruling to said request.

c) Considering that the recovery of tax credits related to PIS and COFINS levied on power purchase agreements, according to ANEEL's interpretation, is controversial, the Company deemed it prudent to record a provision to cover any losses on the tax credit concerned until a relevant Private Letter Ruling is obtained.

The IRS reply to the request for ruling described in item a) above was received on October 5, 2006, and states the following (i) contract price increases based on general inflation indices, such as the IGP-M, that do not specifically reflect the cost of production inputs, remove the pre-determined price characteristic of the contract as from the implementation of the first price change; (ii) the characteristic of pre-determined price is also removed by means of increases that consider the factor which reflects the tax burden variation on billing; and (iii) increases in electric energy sales price authorized by ANEEL that exclusively reflect cost changes are acceptable, as established in article 109 of Law No. 11196/05, not removing the pre-determined price characteristic. The IRS further construes that, as provided for in paragraph 3, article 3 of Revenue Procedure IN SRF No. 658/06, the increase by a "percentage not exceeding" the production cost variation or based on an index that reflects the weighted variation of input costs does not remove the pre-determined price characteristic, always used as reference.

(In thousands of reais –R$, except where otherwise indicated)

13. Suppliers (Continued)

Transfer of PIS and COFINS (Continued)

The Company filed an appeal to the High Court of Justice against Letter Ruling No. 390/2006, for purposes of clarification of its diverse understanding regarding the application of the correct taxation system for its contracts. Bearing in mind that the reply to such appeal has not yet been given, accounts payable referring to reimbursements to distributors, PIS/COFINS tax credits and the related provision, mentioned above, were recorded as of December 31, 2006.

14. Loans and financing

The loans and financing balance is as follows:

	Company and Consolidated			
	2006			
	Charges	Principal		
	Current	Current	Noncurrent	Total
Centrais Elétricas Brasileiras - Eletrobrás	5,492	158,769	1,200,578	1,364,839

	Company and Consolidated			
	2005			
	Charges	Principal		
	Current	Current	Noncurrent	Total
Centrais Elétricas Brasileiras - Eletrobrás	6,095	138,863	1,309,559	1,454,517

Contract entered into between Tietê and Eletrobrás, as a result of CESP merger. The balance is updated based on the variation of the General Market Price Index – IGPM, plus interest of 10% p.a., with monthly amortizations and final payment due on May 15, 2013.

This contract stipulates that the Company's revenue shall secure possible past-due and unpaid amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor.

(In thousands of reais –R$, except where otherwise indicated)

14. Loans and financing (Continued)

At December 31, 2006, noncurrent portions of the principal amounts of loans and financing mature as follows:

	Company and Consolidated 2005
2008	175,823
2009	194,234
2010	214,573
2011	237,041
2012	261,863
After 2012	117,044
Total	1,200,578

15. Estimated liabilities

	Company and Consolidated	
	2006	**2005**
Current:		
Reversionary interest invested	**23**	23
Accrual for vacation pay and related charges	**3,589**	3,268
Provision for profit sharing	**4,203**	2,360
Provision for research and development (*)	**21,663**	1,944
Other provisions	**2,702**	871
Total – Company and Consolidated	**32,180**	8,466

(*) See Note 20.

(In thousands of reais –R$, except where otherwise indicated)

16. Provision for litigations and contingencies

	Company		Consolidated	
	2006	**2005**	**2006**	**2005**
Current				
Labor (a)	**5,741**	6,615	**5,741**	6,615
PIS/COFINS (b)	**28,211**	28,211	**28,211**	28,211
Provision for losses on the resale of energy from Itaipu (c)	**12,141**	14,803	**12,141**	14,803
Other	**-**	-	**-**	133
Total	**46,093**	49,629	**46,093**	49,762
Current portion	**12,141**	14,803	**12,141**	14,936
Noncurrent portion	**33,952**	34,826	**33,952**	34,826

a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

b) The Company challenged in court the constitutionality of the increase in the COFINS rate from 2% to 3%, introduced by Law No. 9.718, of November 27, 1998. In September 2003, the Company filed a request to withdraw the claim, in light of unfavorable rulings in lawsuits of the same nature. However, such request was rejected. The Company then filed a special appeal against decisions clashing with court case laws, but such appeal was not granted in August 2005. Therefore, the Company decided to push back the liability balance related to the increase in the COFINS rate from 2% to 3%, as a corresponding entry to the judicial deposits account under noncurrent assets. The Company filed appeals with the High Court and the Supreme Court of Justice and has been awaiting decisions on such appeals.

The Company is still challenging the inclusion of other operating income in the basis of assessment for both COFINS and PIS. Before a final ruling on the matter is handed down, the payments under dispute are deposited in an escrow account on a monthly basis. With the enactment of Law No. 10.637, of December 30, 2002, the Company is making regular payments of the amounts related to the increase in the basis of assessment for PIS and the COFINS rate.

c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase the electric power from Itaipu. This court injunction was revoked on September 26, 2003 and re-established on September 30, 2003. On October 1, 2004, the High Court suspended the injunction. On October 5, 2004, the Company filed a special appeal against decisions clashing with court case laws against such decision. Based on this special appeal, the decision was determined as effective as from its handing down (ex-nunc effect), i.e., the suspension would only be effective for the future. Therefore the effects of the advance relief previously granted were kept for the period from January 2003 to September 2004. Taking into consideration that this process is still pending, Company management decided to maintain the balance of such provision.

In December 2004, ANEEL issued a Technical Note, changing the distribution of Itaipu quotas as from January 2005. The distribution of quotas started to be made only among distributors, i.e., if the Company is a generating distributor, it no longer holds Itaipu units of interest.

(In thousands of reais –R$, except where otherwise indicated)

16. Provision for litigations and contingencies (Continued)

Below is a summary of the contingencies payable, the likelihood of loss of which have been classified as possible, and, in accordance with Accounting Standard and Procedure No. 22 by the Brazilian Institute of Independent Auditors (IBRACON), have not been recorded. Assessment of the probability is grounded on reports prepared by the Company's legal counsel.

a) ANEEL issued the Assessment Notice No. 006/2002-SFF, dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. The Company's management filed an administrative defense and assessed, based on the opinion of its legal counsel, that a favorable outcome on this administrative proceeding is possible. Consequently, management decided not to recognize a provision in this regard.

b) Civil suits referring to collection of indemnifications and fines due from contractual rescissions. The possible contingency related to such suits amounts to approximately R$ 11.5 million.

c) Public civil proceedings to obtain preliminary injunction suspending the environmental licensing suit and that require that the Company recover environmental damages due to currents resulting from reservoir flooding. Such proceedings generally require that the Company draw up environmental programs in order to compensate such damages. The values of the matters in controversy are symbolic, and it is not possible to estimate a possible contingency figure.

17. Capital and reserves

a) Capital

Authorized capital is R$ 4,600,000, R$ 2,383,260 of which in common shares and R$ 2,216,740 in preferred shares. Paid-up capital at December 31, 2006 of R$ 207,227 (R$ 147,416 at December 31, 2005) is represented by 95,313,373 thousand shares, divided into 49,365,303 thousand common shares and 45,948,070 thousand preferred shares, all registered book-entry shares, without par value.

(In thousands of reais –R$, except where otherwise indicated)

17. Capital and reserves (Continued)

a) Capital (Continued)

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the redemption of capital and are entitled to noncumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special premium reserve, which will be capitalized in favor of the controlling shareholder (See Note No. 9).

b) Reserves

	Company	
	2006	**2005**
Breakdown of reserves:		
Capital reserves:		
Special reserve of premium upon merger (a)	**206,929**	206,929
Interest on construction in progress - own capital	**17,613**	17,613
Other	**2,204**	2,204
	226,746	226,746
Income reserve		
Legal reserve (b)	**41,446**	41,446

a) The special reserve of premium upon merger was generated due to appropriation of the premium of the subsidiary AES Gás Ltda. by the Company. Such reserve (net of provision), recorded in the Company's shareholders' equity, will be capitalized in favor of the controlling shareholder Cia. Brasiliana de Energia (merging company of Tietê Empreendimentos S.A.), as the tax benefit is realized.

b) The Company did not set up legal reserve in 2006 as the limit of 20% of capital was obtained, as established in article 193 of Law No. 6404, dated December 15, 1976.

c) Dividends and interest on shareholders' equity paid during the year

- The Company's articles of incorporation establish a minimum dividend of 25%, calculated on annual net income, adjusted pursuant to article 202 of Law No. 6404/76.

- At the Annual General Meeting (AGO) held on March 21, 2006, the shareholders decided to pay dividends in the amount of R$ 295,119, corresponding to the remaining balance of the net income for 2005. The payment of such dividend was made as from April 12, 2006, in the amount of R$2.953908 per thousand common shares and R$3.249298 per thousand preferred shares.

(In thousands of reais –R$, except where otherwise indicated)

17. Capital and reserves (Continued)

c) Dividends and interest on shareholders' equity paid during the year (Continued)

- The Company's articles of incorporation establish a minimum dividend of 25%, calculated on annual net income, adjusted pursuant to article 202 of Law No. 6404/76.

- At the Annual General Meeting (AGO) held on March 21, 2006, the shareholders decided to pay dividends in the amount of R$ 295,119, corresponding to the remaining balance of the net income for 2005. The payment of such dividend was made as from April 12, 2006, in the amount of R$2.953908 per thousand common shares and R$3.249298 per thousand preferred shares.

- The Board of Directors' Meeting held on August 9, 2006 approved the payment of dividends corresponding to profit determined in the first half of 2006, totaling R$ 305,524. The payment was made as from August 29, 2006, in the amount of R$3.06 per lot of thousand common shares and R$ 3.36 per lot of thousand preferred shares.

- The Board of Director's Meeting held on November 8, 2006 approved the payment of interest on shareholders' equity, in the amount of R$ 37,242 and interim dividends totaling R$ 106,227, based on profit determined until September 30, 2006. Payment of interest on shareholders' equity was of R$ 0.37 per lot of thousand common shares and R$ 0.41 per lot of thousand preferred shares, whereas dividends paid were of R$1.06 per lot of thousand common shares and R$ 1.17 per lot of thousand preferred shares. The payment was made as from November 30, 2006.

- In December 2006, the Company management proposed dividends of R$165,134, corresponding to R$0.001653 for each common share and R$0.001818 for preferred shares, to be approved at the Annual General Meeting for payment in 2007.

(In thousands of reais –R$, except where otherwise indicated)

17. Capital and reserves (Continued)

d) Dividends proposed by Management

	2006	2005
Net income for the year	**614,127**	570,063
(-) Legal reserve	**-**	(17,099)
(-) Interim dividends	**(411,751)**	(199,831)
(-) Interest on shareholders' equity	**(37,242)**	(44,000)
Dividends proposed by Management	**165,134**	309,133

18. Supply, purchase and transmission of electric power

	Company and Consolidated			
	2006		2005	
	MWh (*)		MWh (*)	
Electricity generated by Company /other:				
Power purchase agreements	**-**	**-**	2,838,240	230,006
Bilateral contract (a)	**11,107,680**	**1,480,551**	8,304,480	1,094,260
Spot market	**-**	**38,139**	-	6,812
Total – Company	**11,107,680**	**1,518,690**	11,142,720	1,331,078
AES Minas PCH Ltda.	**-**	**6,545**	-	1,588
Total – Consolidated	**11,107,680**	**1,525,235**	11,142,720	1,332,666
Electricity purchased:				
Bilateral contracts	**294,521**	**21,673**	435,941	20,236
Free energy and spot market	**-**	**3,143**	-	7,722
Transmission charges	**-**	**77,414**	-	51,096
Connection charges	**-**	**796**	-	1,005
Total – Company	**294,521**	**103,026**	435,941	80,059
AES Minas PCH Ltda. - elimination	**-**	**(75)**	-	(620)
Total – Consolidated	**294,521**	**102,951**	435,941	79,439

(*) Unaudited information.

a) As a result of the increase in the PIS/COFINS rate for long-term contracts, as established by Administrative Ruling IN 468/04, the Company during the period from December 2004 to August 2005, invoiced to Eletropaulo the amount of R$ 51,083. A provision of 100% had been set up on this amount, since its receipt was under negotiation. After the negotiation finished, the Company reversed the provision, thus recording revenue by this amount, which was fully received on September 30, 2005.

(In thousands of reais –R$, except where otherwise indicated)

19. Provision for realization of assets

	Company and Consolidated	
	2006	**2005**
Provision for realization of accounts receivable concerning free energy (Note 5)	**17,706**	58,290
Provision for losses on realization of investment at Banco Santos	-	16,414
Provision for reimbursement of PIS and COFINS (Note 13)	**15,790**	-
Other provisions	**1,232**	1,853
Total	**34,728**	76,557

The Company had investments in Banco Santos, which were reclassified to other credits (noncurrent), in the amount of R$ 20,543. A provision of 100% was set up on this amount in the first quarter of 2005, based on its expected realization, as a result of the intervention by the Central Bank of Brazil and the consequent out of court settlement.

20. Research and development

As defined in article 2 of Law No. 9991/2000, for electricity generating companies which had entered into concession contracts that provided for the mandatory investment in technological research and development programs, this amount would prevail until December 31, 2005, and as from then, the percentage provided for in this article would be adopted, which is 1% on net operating revenue. Until December 31, 2005, the Company applied the percentage of 0.25% on operating revenue for research and development. Liabilities are recorded under "Provision for Research and Development" (Note 15).

(In thousands of reais –R$, except where otherwise indicated)

21. Operating expenses

	Company and Consolidated	
	2006	**2005**
General and administrative Expenses:		
Personnel	**12,462**	12,640
Materials	**335**	147
Outsourced services	**18,460**	13,850
Depreciation and amortization	**2,740**	341
Operating provisions	**-**	-
Total – Company	**33,997**	26,978
AES Minas PCH Ltda.	**56**	218
Total – Consolidated	**34,053**	27,196

	Company and Consolidated	
	2006	**2005**
Other Operating Expenses:		
Business license fee	**4,393**	4,060
Rent	**1,072**	962
Donations	**-**	-
Other	**732**	728
Total – Company	**6,197**	5,750
AES Minas PCH Ltda.	**28**	2
Total – Consolidated	**6,225**	5,752

22. Financial income (Expenses)

	Company and Consolidated	
	2006	**2005**
Financial income		
Investment	**88,240**	84,516
Other	**394**	597
Total – Company	**88,634**	85,113
AES Minas PCH	**191**	51
Total - Consolidated	**88,825**	85,164

(In thousands of reais –R$, except where otherwise indicated)

22. Financial income (Expenses) (Continued)

	Company and Consolidated	
	2006	**2005**
Financial expenses		
Interest on loans	**(139,102)**	(147,280)
CPMF (Provisional Contribution Tax on Financial Transactions)	**(8,481)**	(5,742)
Other	**(10,330)**	(7,158)
Total - Company	**(157,913)**	(160,180)
AES Minas PCH	**(117)**	(11)
Total - Consolidated	**(158,030)**	(160,191)

	Company and Consolidated	
	2006	**2005**
Monetary changes		
Loans	**(50,769)**	(16,493)
Free energy accounts payable	**(8,806)**	(16,329)
Free energy accounts receivable	**17,706**	37,044
Other	**476**	6,575
Total - Company	**(41,393)**	10,797
AES Minas PCH	**-**	11
Total - Consolidated	**(41,393)**	10,808

23. Accounts payable to Fundação CESP

Retirement and pension benefits

The Company sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan adopts a mixed system, i.e., 70% relate to defined benefit and 30% to defined contribution.

(In thousands of reais –R$, except where otherwise indicated)

23. Accounts payable to Fundação CESP (Continued)

Retirement and pension benefits (Continued)

Based on the actuarial valuation made by independent actuaries at December 31, 2006 under the criteria set forth in CVM Resolution No. 371, there are no further liabilities to be recorded at the balance sheet date of Tietê, other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação CESP".

Actuarial valuation prepared by independent actuaries

a) Actuarial assumptions

	2006		**2005**	
	Rate		**Rate**	
	Actual	**Nominal**	**Actual**	**Nominal**
Economic assumptions:				
Discount rate	**7.75% p.a.**	**12.06% p.a.**	8,01% p.a.	12.33% p.a.
Expected rate of return on plan assets (investments)	**8.50% p.a.**	**12.84% p.a.**	8,01% p.a.	12.33% p.a.
Future salary increase rates	**3% p.a.**	**7.12% p.a.**	3% p.a.	7.12% p.a.
Rate of increase in benefits	**0% p.a.**	**4% p.a.**	0% p.a.	4% p.a.
Expected rate of inflation	**4% p.a.**	**4% p.a.**	4% p.a.	4% p.a.
Demographic assumptions:				
Mortality table	**UP 94 forward + 2 years**		UP 94 forward + 2 years	
Disability table	**Mercer Table**		Mercer Table	
Turnover	**0.30 (Service + 1)**		0.30 (Service + 1)	

(In thousands of reais –R$, except where otherwise indicated)

23. Accounts payable to Fundação CESP (Continued)

Retirement and pension benefits (Continued)

b) Actuarial valuation at December 31

	Company and Consolidated	
	2006	**2005**
Actuarial present value of benefit obligations	**125,727**	114,288
Plan assets at fair value	**(150,190)**	(124,586)
Unfunded obligation	**(24,463)**	(10,298)
Actuarial gain (loss) not recognized (*)	**(31,852)**	(27,498)
Liability recognized in the balance sheet	**7,389**	17,200

(*) According to the Securities and Exchange Commission Resolution CVM No. 371, which approved Accounting Standard and Procedure (NPC) No. 26, issued by IBRACON, the portion of actuarial gains and losses exceeding 10% of the higher of present value of plan obligations or the fair value of assets, will be recognized in operations, proportionally based on the average remaining time of work estimated for plan participants, which is currently 30 years, according to actuarial study.

c) Accounting reconciliation of recognized liability (current and noncurrent)

	Company and Consolidated	
	2006	**2005**
Beginning balance	**17,200**	25,155
Expenses for the year	**(7,350)**	1,575
Contributions paid / debt amortizations	**(2,461)**	(9,530)
Ending balance	**7,389**	17,200

(In thousands of reais –R$, except where otherwise indicated)

23. Accounts payable to Fundação CESP (Continued)

Retirement and pension benefits (Continued)

d) Financial transactions with Fundação Cesp

Financial transactions with Fundação Cesp (entity that administers the pension plan), recorded in current and noncurrent liabilities, are summarized as follows:

	Company and Consolidated			**Company and Consolidated**		
	2006			**2005**		
	Current	**Non-current**	**Total**	**Current**	**Non-current**	**Total**
Fundação Cesp III (1)	**993**	**19,695**	**20,688**	1,426	15,774	17,200
Actuarial gain	**-**	**(13,299)**	**(13,299)**	-	-	-
Total (A)	**993**	**6,396**	**7,389**	1,426	15,774	17,200

(1) Contract for acknowledgement of debt to finance the actuarial deficit relating to the Settled Proportional Supplementary Benefit (BSPS), with final payment due on November 30, 2017. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index (IGP-DI) plus interest of 6% per annum.

e) Expenses to be recognized

Amounts estimated for 2007 are as follows:

	Company and Consolidated
Cost of current service (plus interest)	1,736
Interest on actuarial obligations	14,584
Calculated plan assets income (loss)	(18,849)
Amortization of actuarial (gains) losses	(544)
Subtotal	(3,073)
Expected employee contributions	(510)
Total net expense	(3,583)
Administrative expenses	349
Total	(3,234)

(In thousands of reais –R$, except where otherwise indicated)

24. Risk management and financial instruments

The Company's operations consist of the generation, purchase and sale of electric energy to electric energy distribution companies. Sales are made under the so-called "power purchase agreements", signed in a period subsequent to the Company privatization, and "bilateral contracts", which establish the quantity and sales price of electric energy. The power purchase agreements were terminated on December 31, 2005, according to the regulation in force. The tariff established in the current bilateral contract tariff is adjusted annually based on the IGP-M variation. Any adventitious differences between the quantity of energy generated and the sum of quantities sold under bilateral contracts (excess or shortage) are adjusted based on the market rules and settled in the spot market (CCEE).

The main market risk factors affecting the Company's business are summarized as follows:

a) Credit risk: sales of electricity under power purchase and bilateral contracts are secured by receivables from distribution companies, with the Company having the right to request that the bank accounts of its customers (distributors) be blocked until receivables are fully collected.

b) Price risk: the price of electricity sold to distribution companies is presently in line with prices established in the power purchase agreements (average price in 2005 - R$ 81.04/MWh), entered into before the Company's privatization, and in the bilateral contracts (average price in 2006 - R$ 133.29/MWh and 2005 - R$ 124.47/MWh), where prices approximate the price established by regulatory authorities and are approved by ANEEL. As from 2006, all electric energy currently generated by the Company is being sold to Eletropaulo. Any adventitious excess or shortage of energy in relation to the quantities set forth in the power purchase and bilateral contracts will have a price determined in the spot market (CCEE).

c) Interest and index rate risk: the financial charges on the Company's principal loan correspond to interest of 10% per annum plus the IGP-M variation. Consequently, the Company's results are affected by the variation of this price index. The impact of the IGP-M variation on loans is minimized, partially, by the tariff increase established in power purchase agreements, which are also determined based on the IGP-M variation.

(In thousands of reais –R$, except where otherwise indicated)

24. Risk management and financial instruments (Continued)

d) Exchange rate risk: a small portion of the short-term investment balance is affected by the exchange rate market risk factor (US dollar).

Financial instruments included in the balance sheets, such as cash and cash equivalents, short-term investments, loans and financing, are recorded by their contractual value, which approximates market value. In order to determine the market value, available information and adequate valuation methodologies were used for each circumstance. The estimates presented do not indicate their realization in the market. The use of different market information and/or valuation methodologies could significantly affect the market value.

The market value of cash and cash equivalents and of loans and financing, when applicable, was determined by using prevailing interest rates for operations under similar conditions and remaining maturities.

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted to the value of the investment fund shares at December 31, 2006.

- Loans and financing are represented by the loan obtained from Centrais Elétricas Brasileiras - Eletrobrás, subject to the IGP-M variation plus interest of 10% per annum, due on May 15, 2013. Estimated market value is R$ R$ 1,500,661.

- Accounts payable to Fundação CESP relate to a debt acknowledgement agreement to finance the actuarial deficit, with final payment due in September 2017, adjusted by the higher of the IGP-DI variation + 6% per annum or actuarial cost increases. The book balance of this debt is R$ 20,688 at December 31, 2006 and its respective market value is estimated at R$ 17,568.

(In thousands of reais –R$, except where otherwise indicated)

25. Regulatory matters

Overall Agreement for the Electric Energy Sector

The Emergency Energy Rationing Plan (the "Rationing Plan") was introduced by Provisional Measure No. 2198, on August 24, 2001, and the objective was to balance energy demand and supply, thus avoiding untimely or unforeseen interruptions in the supply of electric power. Estimated energy reduction resulting from this program was, on average, 20% in relation to consumption during May, June and July 2000. This program remained in force from June 2001 through March 1, 2002, occasion when the government considered that the hydrological situation was back to normal.

As a result of the Rationing Plan, profit margins of electric energy distribution and generating companies decreased, as the physical and personnel structure of such companies could not be shrunk to the same proportion as the reduction in consumption estimated by the referred to plan. Consequently, fixed costs and financing charges were maintained without the corresponding revenues.

In December 2001, in order to solve the issue, Government and electric power utility companies entered into an Overall Agreement for the Electric Energy Sector with electric energy distribution and generating companies to restore the economic-financial equilibrium of existing contracts and increase revenues during the period of effectiveness of the Rationing Plan.

The main resolutions approved by Law No. 10438, of April 26, 2002, that impact on generating companies are shown below:

a) The distribution companies covered by the "Extraordinary Tariff Increase" (RTE) must pay the amounts included in the Power Purchase Agreements, and equivalent instruments, to generating companies, with reduction proportional to that adopted for the distribution companies, that is, 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) The portion of the cost to purchase electric energy in the MAE related to the repurchase of excess power under power purchase agreements and equivalent instruments, until the end of the energy rationing period, will be passed on to consumers covered by the National Interconnected Electric System and received by generating companies by means of the RTE. From March to December 2002, the generating companies purchased the excess power from distributors under power purchase agreements for R$ 79.26/MWh.

(In thousands of reais –R$, except where otherwise indicated)

25. Regulatory matters (Continued)

Overall Agreement for the Electric Energy Sector (Continued)

c) The portion of the cost to purchase electric energy in the MAE (free energy), until the end of energy rationing, in excess of R$ 49.26/MWh, will be passed on to consumers covered by the National Interconnected Electric System and received by generating companies by means of the RTE.

In order to avoid broad dispute over the repurchase of excess power under power purchase agreements and equivalent instruments, including Repurchase Agreements, the portion of cost related to the purchase of electric energy in the CCEE, incurred until December 2002, resulting from reduction in the generation of electric energy from plants participating in the Energy Reallocation Mechanism (MRE) and considered in the power purchase agreements and equivalent instruments, was passed on to consumers covered by the National Interconnected Electric System. In connection with the adoption of Annex V of power purchase agreements, distribution and generating companies signed an amendment to such agreements, as a necessary condition for approval by ANEEL of the amount referring to the extraordinary tariff increase during the rationing period, as defined by ANEEL Resolution, which included an addendum superseding Annex V.

The method adopted to collect amounts related to items (a), (b) and (c), which are called free energy, is the "Extraordinary Tariff Increase" (RTE), i.e., the distribution companies include in the tariffs charged an additional rate of 2.9% for residential consumers and 7.9% for the other consumers for a period established by ANEEL for their relevant recovery. The generating companies receive part of these amounts monthly through a "Pass-Through Agreement".

Free energy receivable and payable balances at December 31, 2006 are as follows:

	Number of instrument of approval	Amount approved	Accumulated interest until Dec. 31, 2006	Amount amortized until Dec. 31, 2006	Provision for realization	Unamortized balance at Dec. 31, 2006
Accounts receivable from distributors	Resolutions No. 01/04 and 45/04	143,298	100,300	(135,727)	(75,994)	31,877
Accounts payable to suppliers	Resolutions No. 01/04 and 45/04	120,430	42,981	(115,089)	-	(48,322)
Net balance		22,868	57,319	(20,638)	(75,994)	(16,445)

(In thousands of reais –R$, except where otherwise indicated)

25. Regulatory matters (Continued)

Overall Agreement for the Electric Energy Sector (Continued)

On January 23, 2006, ANEEL issued Official Memorandum 074/2006-SFF/SRE/ANEEL (Memorandum) to supplement the year-end closing guidance contained in Official Memorandum 2.212SFF/SRE/ANEEL of December 20, 2005. Among other provisions, this Memorandum changes the conditions for payment of amounts related to free energy transactions within the CCEE in the period from September 2000 to December 2002, set forth by article 6 of ANEEL Resolution 36 of January 29, 2003. Resolution 36 established that monetary adjustment of amounts related to free energy transactions would apply after December 30, 2002 on 50% of the total amounts, and the monetary adjustment of the ending balance would apply only when the CCEE financial settlement was completed for the period from September 2000 to December 2002, a fact that occurred on July 3, 2003. Pursuant to the Memorandum, this monetary adjustment shall be applied on 100% of the balance from the beginning, that is, December 31, 2002. The Company calculated such monetary adjustment following the guidance provided by the Memorandum, and recorded, at December 31, 2005, a complement to the monetary adjustment of R$ 14,126.

Spot Market Energy - CCEE

The spot market energy and the free energy amounts connected to purchase and sale transactions carried out during the period from September 1, 2000 to December 31, 2002 may be subject to changes depending on the outcome of judicial proceedings pending judgment, filed by certain companies in the sector, most of which challenging the interpretation of market rules in effect during that period. Such companies, not included in the rationing area, obtained injunction that revoked the effect of ANEEL Decision No. 288, dated May 16, 2002, the objective of which was the explanation to sector companies of the treatment and the form of adoption of certain CCEE accounting rules, included in the Overall Agreement for the Electric Energy Sector. The claims of said companies, situated in the Southern region, involve, among other matters, the purchase and sale of Itaipu's share in the Southeastern/Central-Western submarkets, especially during the rationing period in 2001, when there were significant spot market energy price differences between both submarkets.

(In thousands of reais –R$, except where otherwise indicated)

25. Regulatory matters (Continued)

Spot Market Energy - CCEE (Continued)

The original amounts pending judgment connected to the referred to period are: (a) R$ 49,573 (sales); (b) R$ 281,549 (purchases and charges on system service). Of this total, the net amount receivable of R$ 111,546 had already been settled by December 31, 2003, and of the remaining balance payable of R$ 120,430.96, 96.5% was subject to agreement with creditors in the CCEE, and is being amortized in up to 49 monthly and consecutive installments as from January 2004, plus SELIC variation and interest of 1% p.a.; 1.75% was settled until September 2005 and 1.75% is being negotiated.

26. Insurance

At December 31, 2006, insurance coverage is considered sufficient by management to cover any damages and liabilities, and is summarized as follows:

	Effectiveness		Amount	
Risk	**From**	**To**	**insured**	**Premium**
Operating risks	04/01/06	04/01/07	977,580	7,596
Civil responsibility	02/15/06	02/15/07	32,153	103
Civil responsibility – Executive Board	01/01/06	06/01/07	15,000	495

RECEIVED
2007 MAR 22 P 12:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AES TIETÊ S.A.

CORPORATE ENROLLMENT NO.: 35.300.170.555
TAXPAYER NO.: 02.998.609/0001-27

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 5, 2007

1. **DATE, TIME AND PLACE:** The meeting was held on March 5, 2007, at 3:00 p.m., at the Company's head offices at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, Postcode 04547-100.

2. **PRESENCE AND CALL:** Meeting called in accordance with the By-laws, with the presence of the following Members of the Board: Eduardo José Bernini, Britaldo Pedrosa Soares, Charles Lenzi, Cyro Vicente Boccuzzi, Jeffery Atwood Saford, Vito Joseph Mandilovich, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner and Carlos Augusto Galvani Marchese. The members of the Statutory Audit Committee, Ricardo Berer, Egon Handel and Isabel da Silva Ramos Kemmelmeier; and the Company's representatives, Airton Ribeiro de Matos, Clarice Silva Assis and Mario Shinzato, were also present.

3. **PRESIDING OFFICERS:** Mr. Eduardo Bernini and Ms. Silvia Maria Ribeiro Lopes as Chairman and Secretary, respectively.

4. **ORDER OF THE DAY:**

4.1. To approve the Financial Statements, the Allocation of Results and the Management Report relating to the year ended on December 31, 2006; and

4.2. To approve the call for the Company's Annual General Shareholders Meeting in order to discuss the matters provided by law.

5. **DELIBERATIONS:** When the Meeting began, the quorum was verified and the present Meeting was validly installed, the Members of the Board unanimously decided as follows:

5.1 To approve the Management Report, the Financial Statements and the corresponding Explanatory Notes relating to the financial year ended on December 31, 2006, and the Proposal for the Allocation of Results, which consists of the distribution of dividends from the remaining balance of the net profit recorded for the financial year ended on December 31, 2006, amounting to R$ 165,134,118.88 (one hundred and sixty-five million, one hundred and thirty-four thousand, one hundred and eighteen Reals and eighty-eight centavos), referring to the net profit booked in the 4th quarter, of which R$ 81,593,877.23 (eighty-one million, five hundred and ninety-three thousand, eight hundred and seventy-seven Reals and twenty-three centavos), corresponding to R$ 1.652859 per thousand shares, are to be allocated to the common shares; and R$ 83,540,241.65 (eighty-three million, five hundred and forty thousand, two hundred and forty-one Reals and sixty-five centavos), corresponding to R$ 1.818145 per thousand shares, to be allocated to the preferred shares; it being observed that, out of the total amount of net profit booked in the previous year, that is, R$ 614,127,744.44 (six hundred and fourteen million, one hundred and twenty-seven thousand, seven hundred and forty-four Reals and forty-four centavos), during the year 2006 R$ 411,751,150.37 (four hundred and eleven million, seven hundred and fifty-one thousand, one hundred and fifty Reals and thirty-seven centavos) were distributed and paid out in the form of interim dividends, and R$ 37,242,475.19 (thirty-seven million, two hundred and forty-two thousand, four hundred and seventy-five Reals and nineteen centavos) in the form of interest on equity.

5.2. To approve the call for the Company's Annual General Shareholders Meeting in order to discuss the matters provided by law.

6. **CLOSING:** Considering that there was nothing else to be discussed, the Chairman declared the meeting closed; and the present minutes were written, and read by all, considered correct and signed. São Paulo, March 5, 2007.

Presiding Officers:

Eduardo José Bernini
Chairman

Silvia Maria Ribeiro Lopes
Secretary

Members of the Board of Directors:

Eduardo José Bernini

Britaldo Pedrosa Soares

Charles Lenzi

Cyro Vicente Boccuzzi

Jeffery Atwood Saford

Vito Joseph Mandilovich

Marcelo de Carvalho Lopes

Antonio Carlos de Oliveira

Pedro Roberto Cauvilla

Peter Greiner

Carlos Augusto Galvani Marchese

Members of the Statutory Audit Committee:

Egon Handel

Ricardo Berer

Isabel da Silva Ramos Kemmelmeier

COMPANHIA BRASILIANA DE ENERGIA
Publicly-held Company
CNPJ/MF 04.128.563/0001-10
NIRE 35.300.183.550

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.
Publicly-held Company
CNPJ/MF 61.695.227/0001-93
NIRE 35.300.050.274

AES ELPA S.A.
Publicly-held Company
CNPJ/MF 01.917.705/0001-30
NIRE 35.300.191.749

AES TIETÊ S.A.
Publicly-held Company
CNPJ: 02.998.609/0001-27
NIRE: 35.300.170.555

Material Fact

The management of **COMPANHIA BRASILIANA DE ENERGIA** ("Brasiliana"), and its subsidiaries, **AES ELPA S.A.** ("Elpa"), **ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A** ("Eletropaulo") and **AES TIETÊ S.A.** ("Tietê") (Brasiliana, Elpa, Eletropaulo and Tietê, jointly referred to as "Companies"), under and in accordance with CVM Instruction No. 358, dated January 3, 2002, as amended, hereby inform the market that in March 12, 2007 Brasiliana was officially notified by BNDES Participações S.A. ("BNDESPAR"), that it has started a process to select a financial institution to coordinate the process to dispose of the total amount of BNDESPAR's shares issued by Brasiliana.

The Companies will be committed to report to the market any new material facts related to this event that might take place.

São Paulo, March 14, 2007.

COMPANHIA BRASILIANA DE ENERGIA
Britaldo Pedrosa Soares
Director for Investor Relations

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.
Britaldo Pedrosa Soares
Director Vice-President and of Investor Relations

AES ELPA S.A.
Britaldo Pedrosa Soares
Director for Investor Relations

AES TIETÊ S.A.
Britaldo Pedrosa Soares
Director for Finance and Investor Relations

AES TIETÊ S.A.

CORPORATE ENROLLMENT NO.: 35.300.170.555
TAXPAYER NO. 02.998.609/0001-27

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS, HELD ON DECEMBER 20, 2006

1. DATE, TIME AND PLACE: The meeting was held on December 20, 2006, at 2:00 p.m., at the Company's head offices, at Rua Lourenço Marques, 158, 2nd floor, in the City of São Paulo, State of São Paulo, Postcode 04547-100.

2. PRESENCE AND CALL: Meeting called as provided in the By-laws, with the presence of the following Members of the Board: Eduardo José Bernini, Britaldo Pedrosa Soares, Marcelo de Carvalho Lopes, Antonio Carlos de Oliveira, Pedro Roberto Cauvilla, Peter Greiner, Vito Joseph Mandilovich, Jeffery Atwood Safford and Carlos Augusto Galvani Marchese. Mr. Airton Ribeiro de Matos, the Company's representative, was also present.

3. PRESIDING OFFICERS: Mr. Vito Joseph Mandilovich as Chairman and Ms. Silvia Maria Ribeiro Lopes as Secretary.

4. ORDER OF THE DAY:

1. To deliberate upon the technical study for the feasibility of generating future taxable profits, in accordance with CVM Instruction No. 371, dated June 27, 2002; and

2. The signing of the First Amendment under Private Signature to the "Act under Private Signature for Commitment and Partial Assumption of Reserve Adjustment Obligations and Recognition of Existing Debt between CESP - Companhia Energética de São Paulo and the CESP Foundation, by Companhia de Geração de Energia Elétrica Tietê, and Other Agreements", signed on November 18, 1999.

5. DECISIONS: After the meeting had been opened, the quorum verified and the present Meeting validly installed, the Members of the Board decided as follows:

5.1 unanimously approved: the technical study for the potential recovery of tax credits – CVM Instruction 371/2002, based on the assumptions presented by the Executive Committee, according to the presentation given by Mr. Airton Ribeiro de Matos.

5.2. unanimously approved: the signing of the First Amendment under Private Signature to the "*Act under Private Signature for Commitment and Partial Assumption of Reserve Adjustment Obligations and Recognition of Existing Debt between CESP - Companhia Energética de São Paulo and the CESP Foundation, by Companhia de Geração de Energia Elétrica Tietê, and Other Agreements*", signed on November 18, 1999.

6. CLOSING: As there was nothing else under discussion, the Chairman declared the meeting closed, and the present minutes were written, and were read by all, considered correct and signed.

São Paulo, December 20, 2006.

Vito Joseph Mandilovich, Chairman of the Meeting, and Silvia Maria Ribeiro Lopes, Secretary.

Members of the Board of Directors:

Eduardo José Bernini

Britaldo Pedrosa Soares

Marcelo de Carvalho Lopes

Antonio Carlos de Oliveira

Pedro Roberto Cauvilla

Peter Greiner

Vito Joseph Mandilovich

Jeffery Atwood Safford

Carlos Augusto Galvani Marchese

AES TIETÊ S.A.

TAXPAYER NO. 02.998.609/0001-27 - CORPORATE ENROLLMENT NO. 35.300.170.555

MINUTES OF THE STATUTORY AUDIT COMMITTEE MEETING HELD ON DECEMBER 19, 2006

DATE, TIME, PLACE: On December 19, 2006, at 4:00 p.m., at the Company's head offices in the City of São Paulo, State of São Paulo, at Rua Lourenço Marques, 158, 2nd floor, Vila Olímpia, Mr. Airton Ribeiro de Matos and Dr. Silvia Maria Ribeiro Lopes (to act as secretary to the Statutory Audit Committee meeting) were present. The following members of the Statutory Audit Committee took part in the meeting by teleconference: Antonio Carlos de Andrada Tovar, Egon Handel and Isabel da Silva Ramos Kemmelmeier. **ORDER OF THE DAY:** examination of the technical study for the feasibility of generating future taxable profits, in accordance with CVM Instruction No. 371, dated June 27, 2002. **DECISIONS:** The committee members examined the technical study for the potential recovery of tax credits, which they had previously received by electronic means; and after some doubts were resolved by Mr. Airton Ribeiro de Matos, they suggested some items to be added to the presentation of the study in question. As the Technical Study under examination meets the requirements of CVM Instruction no. 371, and as the assumptions serving as the basis for the projections, the projected statement of income and the estimated time for the recovery of the tax credits were accepted, the study is ready to be examined by the Board of Directors, so that the provisions of Art. 4 of CVM Instruction No. 371 are fulfilled. This being the sole item under discussion, the meeting was closed; the minutes were written, submitted to those participating by teleconference and approved, and it was determined that the minutes should be signed by the

Secretary to the Presiding Officers, and by the Members of the Committee.

São Paulo, December 19, 2006.

Silvia Maria Ribeiro Lopes, Secretary to the Presiding Officers

Members of the Statutory Audit Committee:

Antonio Carlos de Andrada Tovar

Egon Handel

Isabel da Silva Ramos Kemmelmeier

AES TIETÊ S.A.
MANAGEMENT REPORT - 2006

Dear Shareholders,

The Management of AES Tietê S.A. ("AES Tietê"), in accordance with legal and statutory requirements is pleased to present its Financial Statements for the year 2006, together with the report of the Independent Auditors and a summary of the principal activities of the Company during the year.

SECTORIAL CONTEXT

Data provided by the National Electric Energy Agency (Aneel) show that Brazil currently has a total of 1,600 electric power generating stations in operation, providing 96,970.8 megawatts (MW) of energy. In the coming years, an additional 26,180.1 megawatts (MW) of electric power generating capacity from 86 projects currently under construction and 499 that have been approved is forecasted. Further, according to Aneel, 76.5% of the electric power produced in Brazil comes from hydroelectric generating plants.

The operations of AES Tietê are regulated and monitored by Aneel. According to its concession contract, the Company has an a quota of 1,275 average assured MW – the amount available for sale in long-term contracts, generated by its 10 hydroelectric power plants, which are located in the center and northeast of the state of São Paulo. These plants have an installed capacity of 2,651 megawatts (MW) the, which corresponds to 21% of the energy generated in the state, according to data supplied by the State Secretariat of Energy, Water Resources and Sanitation.

CHANGES IN SHAREHOLDING STRUCTURE

In September 2006, Brasiliana, a corporation that controls AES Tietê indirectly, initiated a financial and corporate reorganization with the principal objective of strengthening the capital structure of the group, through a reduction in its debt, the restructuring of the remaining debt, as well as reducing inefficiencies resulting from the existence of holding companies or intermediary shareholders, some of which are offshore. This event involved the secondary offer of Class B preferential shares issued by AES Eletropaulo and held by AES Transgás S.A., and also the prepayment of Brasiliana's debt with the BNDES. Subsequently, Brasiliana was merged into Transgás, which in turn was merged into Energia Paulista, with the company resulting from this merger being called Companhia Brasiliana de Energia, which continued to be controlled by AES Corp. and the BNDES. The next step was the realization of various operations to extinguish the intermediary holding companies of Companhia Brasiliana de Energia and the operating corporations controlled by it, in order to make the corporate structure of the Company more efficient.

OPERATIONAL PERFORMANCE

AES Tietê power generating stations provided effective generation of 12,474.6 GWh of energy during 2006, an amount that was 3% less than in 2005. The successive gains in productivity are the results of an intensive program of effective maintenance that permits the assurance of a high reliability index in the power plants, one of the best in the electric sector in Brazil. Starting in 2006, all of the electric power available for sale by AES Tietê was supplied to AES Eletropaulo in compliance with the


Energy - Generated vs. Assured
2,000
1,750
1,500
1,250
1,000
750
500
250
0
98%
109%
107%
115%
112%
2002
2003
2004
2005
2006
Generation - MW Average
Generation / Assured Energy

Bilateral Contract, which will be in force until 2015.

COMMERCIAL PERFORMANCE

In 2006, the Company sold 12,474.6 GWh of energy. The entire amount of assured energy was sold to AES Eletropaulo, through the Bilateral Contract that was signed by the Company and approved by the regulatory agency in 2000. According to this contract, from 2003 to 2006 the amount of electric power sold to AES Eletropaulo was increased by 25% per year at the same time that the Initial Contacts (signed prior to Privatization) were undergoing a gradual reduction in the annual amount supplied by an equal percentage. Thus, from 2006 to 2015, under the period of time covered in the Bilateral Contract all of AES Tietê's electric power available for sale will be supplied to AES Eletropaulo.

Energy Account (GWh)


Caconde
344.6
2.8%
Euclides
463.8
3.7%
Limoeiro
132.0
1.1%
Água Vermelha
7,498.1
60.1%
Barra Bonita
495.2
4.0%
Bariri
565.6
4.5%
Ibitinga
655.9
5.3%
Promissão
964.2
7.7%
Nova Avanhandava
1,323.5
10.6%
Mogi Guaçu
31.7
0.2%
TOTAL
12,474.6
BILLED
12,474.6
89.0%
Eletropaulo - Bilateral
11,107.7
11.0%
MRE/CCEE*
1,366.6

**After discounting own consumption and transmission losses, the difference is directed primarily to the Energy Reallocation Mechanism (MRE) and, then, to the Electric Energy Commercialization Chamber (CCEE).*

In October 2003, AES Eletropaulo and AES Tietê signed an amendment to the Bilateral Contract to change the expiration date from December 2015 to June 2028, the date that AES Eletropaulo's concession ends. Immediately after the signing, the parties submitted the amendment to Aneel for approval. Aneel rejected the amendment in August 2005. To protect its rights, on October 28, 2005, AES Eletropaulo returned and appealed the Aneel decision. The Company continues to wait for the judgment of the merit of the case in the courts.

ECONOMIC-FINANCIAL PERFORMANCE

Revenue

Gross Operating Revenues for AES Tietê were R$ 1,526.5 million in 2006, representing a growth of 13.5% compared to the results for 2005.

Net operating revenues for the year totaled R$ 1,387.0 million, representing an increase of 13.7% compared to 2005. The following factors help to explain this growth:

- There was an increase in the amount of energy sold through the Bilateral Contract with AES Eletropaulo, from 948 MW to 1,268 M ; and

- There was an increase in the price of energy sold through the Bilateral Contract that occurred in July 2006 (0.9%, from R$ 132.73 to R$ 133.87).

Operating Costs

Operating costs were R$ 357.0 million in 2006, representing an increase of 3.5% compared to 2005. The principal changes occurred because of:

✓ Outsourced Services: increased by 21.9% (R$5.9 million) reflecting mainly the increases in costs for the biannual maintenance of the dams.

✓ Transmission and connection costs: growth of 50.1% (R$ 26.1 million), due to the increase in the amount sold through the Bilateral Contract with Eletropaulo in which the transmission and connection costs are shared between the energy generating company and the electric power distributors.

Operating Provisions: operating provisions totaled R$ 34.7 million, 54.6% lower than the same period in 2005, as a result mainly of:

- R$ 17.7 million for the payment of interest (SELIC) owed on the balance of RTE (Extraordinary Tariff Reset) receivables from energy distributors . The same amount was recorded on the balance sheets as financial income, nullifying the accounting effects. A reduction of 69.2% compared with 2005, when R$ 58.3 million was provided, is the result of the fact that in 2006 there was only an allowance for interest (Selic) owed on the balance of RTE receivables from energy distributors.
- R$ 15.8 million relative to the provisioning of PIS/COFINS levied on initial contracts which, according to the understanding of Aneel in its Technical Note 224/2006—SFF/ANEEL, should be cumulative (at a rate of 3.65%).

✓ Personnel: accumulated expenses for personnel totaled R$ 31.6 million, an increase of 1.2% over 2005. This increase was based on the 3Q06 Collective Labor Agreement of 4.0% (based on June 2006) and the increase in the number of employees in the last 12 months (from 272 to 285) because of the restructuring of the operations and administrative areas. At the same time there was a net actuarial increase of R$ 10 million in 2006 in the *Fundação CESP* Private Pension Plan. If the actuarial increase in personnel expenses were not included, personnel expenditures would have increased by 23% during the year, totaling R$ 41.6 million in 2006 and R$ 33.8 million in 2005.

✓ Other Expenses: increased by 112.0% (R$ 20.7 million) mainly as a result of an increase in the amount spent on Research and Development. By Law (Law 9.991/2000), beginning December 31, 2005 the amount devoted to Research and Development by generating companies was increased from 0.25% to 1.0% of net operating income.

EBITDA

EBITDA (R$ million) x EBITDA Margin


76%
48%
77%
79%
79%
77%
79%
384
332
439
612
777
939
1097
2000
2001
2002
2003
2004
2005
2006
EBITDA
EBITDA Margin

With the increase in the volume of sales through the Bilateral Contract (which is more profitable for the Company), and the recognition of the actuarial gain in the Private Pension Plan of the *Fundação CESP*, AES Tietê recorded an improvement in its operating performance during 2006. The EBITDA (earnings before, interest, taxes, depreciation and amortization) in 2006 was R$ 1,096.7 million, a change of 16.8% over the previous year. The EBTIDA margin for the fiscal year increased of 2.1 percentage points, going from 77.0% in 2005 to 79.1% in 2006.

Financial Expenses / Income

Financial Expenses for AES Tietê refer basically to the payment of the financial charges for the debt with Eletrobras contracted prior to privatization, with monetary correction by the IGP-M. The impact of changes in the IGP-M on the loan is offset, in part, by the increase in the tariffs in the Bilateral Contract, which is also indexed by the variation of this index. In 2006, the Company had negative net financial income of R$ 110.6 million, 72.2% greater than the year before, explained, principally by the increase in the IGP-M of 1.21% in 2005, to 3.85% in 2006.

Net Income

Net Income in 2006 totaled R$ 614.1 million, an increase of 10.4% over the R$ 556.1 million recorded the previous year. The net margin showed a slight decline of 1.3 percentage points from 45.6% in 2005, to 44.3% in 2006.

DEBT

AES Tietê does not have bank financing. Its principal debt is represented by the assumption of a debt with Eletrobras inherited with the privatization, which is due on May 15, 2013. This debt carries interest rates of 10% per year, corrected by changes in the IGP-M. On December 31, 2006, the balance of this debt was R$ 1.4 billion. The contract stipulates that AES Tietê's revenue can be withheld in a bank account if past due debts remain unpaid, and withdrawn upon the award of a power of attorney to the creditors' representatives.

The other debt of the Company refers to the contract for the assumption of debt with the *Fundação CESP* (the institution sponsoring the Benefits Programs) for the financing of the actuarial deficit of the Liquidated Proportional Supplemental Benefits (BSPS), which comes due in 2027. The balance of this contract is increased by the variation in the actuarial costs or by changes in the IGP-DI, whichever is greater, increased by 6% per year. At the end of 2006, the balance was R$ 20.7 million.

Net Debt (R$ billion) vs. Net Debt / EBITDA


3.0x
3.3x
3.2x
2.0x
1.4x
0.7x
0.6x
1.1
1.1
1.4
1.3
1.1
0.7
0.7
2000
2001
2002
2003
2004
2005
2006
Net Debt
Net Debt / EBITDA

Financial liquidity at the end of the year totaled R$ 690.3 million compared to R$ 795.3 million in December 2005. Therefore, net debt at the end of 2006 was R$ 681.9 million, 0.8% greater than the R$ 676.5 million in 2005. This small variation is due to the increase in the IGP-M of 1.21% in 2005 to 3.85% in 2006 and to the reduction in financial liquidity of R$ 104.9 million. With the growth in the generation of operating cash, the ratio of Net Debt/EBITDA recorded a positive change from 0.7x in 2005, to 0.6x in 2006.

CAPITAL EXPENDITURES

Capital expenditures totaled R$ 46.5 million in 2006, representing growth of 69.1% over 2005. This increase is due principally to the reactivation of the PCH investment program.

Investments in Tietê Plants

The principal investments made in the AES Tietê plants in 2006 were:

- improvements in the hydroelectric power plants, most importantly the restoration of the 02 Generating Unit of the Bariri Plant, concluded in July 2006 and the restoration of the 03 Generating Unit, that was started in August 2006 – R$ 19.0 million;

- automation of the Limoeiro Plant - R$ 2.5 million;
- purchase of the new transformer for the 03 Generating Unit at the Nova Avanhandava Plant - R$ 2.6 million;
- purchase of new tension regulators for the three generating units of the Água Vermelha Plant - R$ 2.0 million;

Investments in Small Hydroelectric Plants

On October 23, 2006, AES Tietê signed a contract for the Purchase and Sale of Authorizations for the Exploitation of Hydroelectric Potential, which is still subject to the fulfillment of certain conditions and the approval of Aneel. After the necessary shareholder and regulatory approvals are obtained, AES Tietê, through its subsidiary AES Rio PCH Ltda., will be able to build three small Hydroelectric Power Plants ("PCHs") in the State of Rio de Janeiro, with installed capacity of 52 MW and assured power of 28.97 MW. The total investment is estimated to be R$ 225 million over two years.

Capital Expenditures – 2006


12.5%
2.0%
55.4%
29.5%
0.5%
Equip.
Hidroway
PCH
Environment
IT

Investment History (R$ million)


30.5
12.4
21.9
27.5
46.5
2002
2003
2004
2005
2006

Estimated Investment for 2007

Estimated investments for 2007 are R$ 75.5 million, of which R$ 22.4 million are slated for the construction of three PCHs that already belong to AES Tietê and are located on the Jaguari Mirim River in the interior of São Paulo state, and which have a total capacity of 8 MW installed power. The remaining R$ 53.1 million will be basically used to restore the capacity of and upgrade equipment, with special emphasis on:

- finishing the restoration and modernization of the 03 Generating Unit at the Bariri Plant;
- the restoration and modernization of the 02 Generating Unit 02 at the Promissão Plant;
- reforestation.

HEALTH AND SAFETY

AES Tietê is strongly committed to the prevention of accidents involving its employees, the employees of outside contractors and the environment. AES Tietê plants now have an average of more than seven years without a work-related accident involving lost time. At the Ibitinga plant, for example, there have been more than 18 years without a work-related accident with lost time.

For the performance of their duties, the professionals working with the Company have manuals for job procedures, adapting and standardizing operating routines. (Note: The Accident Table refers only to the Company's own employees.)

In 2006, a program designed to change safety behavior of the worldwide AES Group called BBS (*Behavior Business on Safety*) was started at the Ibitinga Plant. The program consists of developing leaders, training employees to be constantly alert to the behavior of their colleagues and encouraging the analysis and dialogue about work routines. The objective of the program is to strengthen the quality of services by improving internal processes.

SOCIO-ENVIRONMENTAL MANAGEMENT

Responsible for ten hydroelectric power plants, with their reservoirs and surrounding areas, in addition to the operation and maintenance of five dams on the Tietê River, there is continuous interaction with the environment. Considering only the Permanently Protected Areas around its reservoirs, the company is responsible for a perimeter of 4,800 kilometers, equivalent of half the Brazilian coastline. The care and maintenance of this environment and its ecosystem is one of the priorities of AES Tietê and has led the Company to take initiative to go beyond the requirements called for in its concession contract.

The Company maintained constant programs of communication, education and training to educate the public with which it interacts in a socio-environmental manner. The Company maintains a nursery that produces about 1 million seedlings per year for reforestation and two fish hatcheries that produce 2.5 million fingerlings per year.

In addition to these activities, the Company has improved the processes and procedures to eliminate or minimize the impact that its operations could cause on the ecosystem, and is engaged in developing initiatives consistent with the Kyoto Protocol. In 2006, it made significant advances in the Clean Development Mechanism (CDM) for reforestation and new opportunities for investment in the Carbon Credits Market were identified.

With a close relationship with the communities of the municipalities where its power plants are located, AES Tietê prepares social activities in line with collective interest and its corporate strategy, combining the initiative with communication projects.

Among these activities, special mention should be given to trying the Global Pact and Millennium Goals in the preparation of social and environmental reports based on the Ethos-ABRADEE Indicators and the guidelines in the Global Reporting Initiative (GRI), respectively. The Company also will attempt to follow the ten commitments of the Friends of Children Program sponsored by the ABRINQ Foundation, including the donation of funds (the total of R$ 1 million) to the Municipal Funds for the Rights of Children and Adolescents.

The Company is a member of the Political Culture Committee of the AES companies in Brazil, which debates the sponsorship of cultural activities. In 2006, with the support of the *Rouanet* Law, R$ 4.14 million was donated to these activities. Other activities that deserve special mention were the implementation of projects proposed by the community in Citizenship Generation program, the sponsorship of the 2006 season of the Mozarteum and the Wake Up to the Environment project.

HUMAN RESOURCES

The inclusion of the concept and development of best practices in its human resources area is a key factor for AES Tietê. To accomplish this, the Company devotes special attention to the recognition of its personnel, developing leadership and investing in training. And this policy, for the second year in a row, was recognized by the *Valor Carreira* Magazine, which awarded AES Tietê the "Best in Personnel Management" seal of approval.

AES Tietê has a very lean structure, which earns it high productivity indicators. In 2006 average productivity for its 285 employees, based on the "net revenue per employee" indicator, showed growth of 8.1%, a total of R$ 4.9 million.

In concert with the principal of recognizing human resources, the Company is committed to raising the Satisfaction Index with direct employees, maintaining a policy of compensation based on the concept of Totaled Remuneration, which includes base salary, benefits and variable compensation. In 2006, the average monthly salary of employees, not including executive directors and vice presidents, was R$ 5,528, 5.5% higher than the average for 2005.

Employees also received a share of the profits and earnings of the Company, as they meet previously defined goals. In 2006, the Profit or Income Sharing programs (PLR) distributed a total of R$ 3.7 million, equivalent to 16.6% of total remuneration.

Providing training for these employees is a continuing effort of AES Tietê. During 2006, 25,886 hours of training were provided, 116% greater than the number of hours in 2005. More than R$ 727,700 was invested in training, development and professional retraining.

CORPORATE GOVERNANCE

AES Tietê is committed to expanding the level of sustainability of its activities and ratifying the transparency of its relationship with its various publics. The management of the Company applies best practices of corporate governance as a guideline, a philosophy recognized by its shareholders and its managers.

On its own initiative, the Company requires that 27% of the members of its Board of Directors be independent representatives. Currently, the Board is made up of 11 members, of which seven represent the controlling shareholder, one is from BNDESpar, one represents employees and two are independent. The single term is for three years.

AES Tietê has a Fiscal Council that is composed of up to five members, of which three represent the BNDES and two are nominated by minority shareholders. The Company also has a permanent Management Committee whose function is to provide support and technical assistance to the Board of Directors and management. This committee is made up of six members – three representatives from AES and three from the Brazilian National Economic and Social Development Bank (BNDES).

The mission of the Investor Relations area of the Company goes beyond meeting the demands and release of information to investors and analysts. The principal objective is to maintain a relationship based on transparency and to bring AES Tietê even closer to one of its target publics: the members of the capital market. This policy is part of a strategy of the AES Group of companies to carry out all of its activities with responsibility and sustainability.

In addition, AES Tietê is prepared to supply the AES Corporation, its U.S.-based controlling shareholder, with all of the information required under the Sarbanes-Oxley Act.

RECOGNITION

In 2006, the Company achieved first place in the ranking of Brazilian publicly-traded companies, the Platinum List 2005 published by *Forbes Brasil* Magazine in 2006.

AES Tietê placed first in profitability among public service companies, as well as being classified as the ninth most profitable in the general ranking of the 500 largest companies in Brazil.

It also received "Outstanding" recognition from *Agencia Estado* as the energy company with the best performance for its shareholders and fourth among all publicly-traded companies in all sectors of the São Paulo Stock Exchange (Bovespa).

And for the second year in a row, AES Tietê was selected as the Best Company in the category of public service, in the "*Melhores e Maiores* 2006" (Biggest and Best 2006) in the annual issue of *Exame* Magazine.

STOCK MARKET

AES Tietê is a publicly held company whose shares are traded on the Bovespa (the São Paulo Stock Exchange), under ticker symbols GETI3 (common) and GETI4 (preferred). The

Company also maintains an ADR level I listing, trading over-the-counter in New York (USA) under ticker symbols AESAY (common) and AESYY (preferred).

The common shares of AES Tietê (GETI3) increased in value by 24.0% for GETI3 and 22.4% for GETI4, while the Bovespa index rose 32.9% in 2006.

In the case of common shares, there were 8,045 trades in 2006, involving approximately 7.1 billion shares. The average daily volume traded was R$ 1,628, higher than the average volume traded in 2005. In the case of preferred shares, there were 16,818 trades in 2006 involving approximately 18.3 billion shares. The daily average volume traded was R$ 4,232, which was 133% greater than the average registered in 2005. The market value of the Company was R$ 5.9 billion on December 31, 2006. The shares of AES Tietê were traded during 98% of the Bovespa trading sessions held in 2006.

AES Tietê vs. Ibovespa – Base 100 (Dec/06)


140
130
120
110
100
90
133
124
122
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Ibovespa
GETI3
GETI4

SHAREHOLDER COMPENSATION

In anticipation of 2006's earnings, the Board of Directors of AES Tietê in its meeting of August 9, 2006 approved the payment of dividends corresponding to the profits from the first semester, in the amount of R$ 305.5 million, paying R$ 3.06 per lot of 1000 common shares and R$ 3.36 per lot of 1000 preferred shares. The payments were made on August 29, 2006. At the meeting of the Board of Directors held on November 8, 2006, the payment of interest on own invested capital was approved, in the amount of R$ 37.2 million in intermediate dividends in the amount of R$ 106.2 million, based on the profits verified up to September 30, 2006, paying interest on own capital in the amount of R$ 0.37 per lot of 1000 common shares and R$ 0.41 per lot of 1000 preferred shares and dividends of R$ 1.06 per lot of 1000 common shares and R$ 1.17 per lot of 1000 preferred shares. The payments were made on November 30, 2006.

With regard to the payments for the 4th quarter of 2006, these were approved at the meeting of the Board of Directors held on March 5, 2007 and were to be approved in the General Shareholders Meeting on April 9, 2007. The amount approved was R$ 165.1 million, corresponding to R$ 1.65 per lot of 1000 common shares and R$ 1.82 per lot of 1000 preferred shares, a total for the year 2006 of R$ 614.1 million equivalent to 100% of the net profit for the year.

Remuneration Paid vs. Dividend Yield


(*) R$ 614.1 million
2006
12.0%
11.4%
R$ 539.0 million
2005
13.2%
13.2%
R$ 276.9 million
2004
13.4%
12.3%
R$ 185.6 million
2003
11.4%
6.6%
R$ 225.0 million
2002
23.6%
17.4%
Common
Preferred

(*) Dividends proposed for 2006, of which R$ 165.1 million are for the 4th quarter of 2006.

SOCIAL BALANCE

AES Tietê S.A.
Social Report Statement – AES Tietê SA (R$ Thousand)

	Dec/2006			Dec/2005		
1. Basics of Calculation						
Net revenue (NR)	1,381,804			1,202,710		
Operating result (OR)	1,029,200			920,367		
Gross payroll (GP)	30,880			30,705		
			% of			% of
	Value	**GP**	**NR**	**Value**	**GP**	**NR**
2. Internal Social Indicators	**R$**			**R$**		
Nutrition	1,880	6.09%	0.14%	1,654	5.39%	0.14%
Mandatory payroll taxes	6,929	22.44%	0.50%	6,050	19.70%	0.50%
Private pension plan	(7,346)	-23.79%	-0.53%	(369)	-1.20%	-0.03%
Healthcare	2,238	7.25%	0.16%	1,359	4.43%	0.11%
Occupational safety	619	2.00%	0.04%	549	1.79%	0.05%
Education	516	1.67%	0.04%	457	1.49%	0.04%
Training and professional development	704	2.28%	0.05%	800	2.61%	0.07%
Day-care						
Profit sharing	6,504	21.06%	0.47%	3,417	11.13%	0.28%
Early retirement and voluntary severance incentives						
Transfer allowances	(2)	-0.01%	0.00%	26	0.08%	0.00%
Total – Internal Social Indicators	12,042	39.00%	0.87%	13,943	45.41%	1.16%
			% of			% of
	Value	**GP**	**NR**	**Value**	**GP**	**NR**
3. External Social Indicators						
Culture	4,140	0.40%	0.30%	2,747	0.30%	0.23%
Donationation - "*Estatuto da Criança e do Adolescente*"	1,000	0.10%	0.07%	-	-	-
Donations and contributions	14	0.00%	0.00%	17	0.00%	0.00%
Total contributions to society	5,154	0.50%	0.37%	2,764	0.30%	0.23%
Taxes – excluding social charges	138,114	13.42%	10.00%	124,470	13.52%	10.35%
Total	143,268	13.92%	10.00%	127,233	13.53%	10.35%
			% of			% of
	Value	**GP**	**NR**	**Value**	**GP**	**NR**
Environmental Indicators						
Special programs/external projects	5,835	0.57%	0.42%	4,750	0.52%	0.39%
5. Employee Indicators						
Employees at end of period	285			272		
Academic qualifications of employees						
College education and postgraduate qualification	147			140		
High school diploma	132			126		
Primary school diploma	6			6		
Employee Age Group						
Up to 25	15			17		
From 25 to 35	100			93		
From 35 to 45	108			110		
From 45 to 55	58			49		
More than 55	4			3		
Employees Hired During the Period	20			27		
No. of Female Employees	23			21		
% of managerial positions occupied by women in relation to the total number of women	26.0%			19.05%		
% of managerial positions occupied by women in relation to the total number of managers	*28.5%*			*nd*		
No. of Black and Mixed-Race Employees at the Company	*24*					
% of managerial positions occupied by afro-brazilians in relation to the total number of afro-brazilians	*0%*			*nd*		
% of managerial positions occupied by afro-brazilians in relation to the total number of managers	*0%*			*nd*		
Physically Challenged employees	*4*			*nd*		

Services of an Independent Auditor

Ernst & Young Auditores Independentes has been responsible for AES Tietê's external audits since 2004, in compliance with the requirement to select a new auditing firm every five years. No complementary or consulting services were used in 2006. The firm was hired exclusively for its services on the accounting audit.

ACKNOWLEDGEMENTS

We want to thank the support of our shareholders, financial institutions, suppliers, clients and, especially our employees whose confidence in the quality of operations of AES Tietê is essential for the success of the company.

São Paulo, March 7, 2007

The Management

2006

Net Income: R$ 614.1 million

Net Margin: 44.3%

EBITDA: R$ 1,096.9 million

EBITDA Margin: 79.1%

4Q06

Net Income: R$ 165.1 million

EBITDA: R$ 278.0 million

AES Tietê posts net income of R$ 614.1 million in 2006

São Paulo, March 6, 2007 – AES Tietê S.A. (Bovespa: GETI3 and GETI4; OTC: AESAY and AESYY) today announced its results for FY 2006. The Company's operating and financial information, except where otherwise specified, is based on the consolidated figures of AES Tietê S.A. and its wholly-owned subsidiary AES Minas PCH Ltda, and stated in *reais*, pursuant to Brazilian Corporate Law. All the comparisons in this release have been made in relation to FY 2005, except where otherwise indicated.

AES Tietê is one of the most efficient electric power generators in Brazil, committed to generating clean, reliable and safe energy. Its generating assets consist of ten hydropower plants located in the central and northeastern regions of the State of São Paulo, with an installed capacity of 2,651 megawatts (MW), which corresponds to 21% of the energy generated in that state, according to the State Secretariat for Energy, Water Resources and Sanitation.

FINANCIAL HIGHLIGHTS

R$ million	2006	2005	Chg (%)
Generated Energy - GWh	12,474.6	12,851.8	-2.9%
Gross Revenues	1,526.5	1,345.0	13.5%
Net Revenues	1,387.0	1,220.1	13.7%
Operat. Expenses	357.0	344.9	3.5%
EBITDA	1,096.9	939.1	16.8%
EBITDA %	*79.1%*	*77.0%*	-
Net Income	614.1	556.1	10.4%
Net Margin %	*44.3%*	*45.6%*	-
Shareholders' Equity	475.4	475.4	0.0%
Net Debt	681.9	676.5	0.8%
Empregados	285	272	4.8%

R$ million	4Q06	4Q05	Chg (%)
Energia Gerada-GWh	2,656.8	2,987.3	-11.1%
Gross Revenues	380.9	353.0	7.9%
Net Revenues	346.4	320.6	8.0%
Operat. Expenses	84.7	131.6	-35.6%
EBITDA	278.0	204.9	35.6%
EBITDA %	*80.2%*	*63.9%*	-
Net Income	165.1	144.9	14.0%
Net Margin %	*47.7%*	*45.2%*	-

LAST PRICE (03/05/07):
GETI3=R$ 65.69
GETI4=R$ 61.72

NUMBER OF SHARES:
95,313,373,337

MARKET CAPITALIZATION:
R$ 6.1 billion
US$ 2.8 billion

CONTACTS:
Juliana R. Penna De Zagottis – juliana.penna@aes.com
Investor Relations Manager
Tel: (5511) 2195-2457

Maria Carolina F. Gonçalves – carolina.freitas@aes.com
Tel: (5511) 2195-2030

Patrícia Zuccarelli – patricia.zuccarelli@aes.com
Tel: (5511) 2195-2464

http://ri.aestiete.com.br

OPERATING PERFORMANCE

All of AES Tietê's assured energy is contracted for the long term through a bilateral electric energy purchase contract with AES Eletropaulo (Bovespa: ELPL6), which was approved by ANEEL in 2000. This arrangement determines that, as of 2003, the amount of energy contracted under the initial agreements should be reduced by 25% per year, pursuant to the Electric Sector Act (ANEEL Resolution no. 450/98), and that this volume should be automatically purchased by AES Eletropaulo. Thus, 25% of the assured energy has been marketed through the bilateral agreement every January since 2003, and this should go on until all of AES Tietê's assured energy is sold under this contract, starting in 2006.

Contract Portfolio


100%
80%
60%
40%
20%
0%
2003
2004
2005
2006
Eletropaulo - BI
Eletropaulo - CI
CPFL
Elektro
Band
Brag
Nac
Pirat

BI – Bilateral Contract
CI – Initial Contract

Main Characteristics of the Bilateral Contract

The bilateral contract with AES Eletropaulo ("Bilateral Contract") will be valid until December 2015. On October 30, 2003, AES Tietê and AES Eletropaulo signed an amendment extending its term of effectiveness to June 14, 2028. This amendment was submitted to ANEEL for approval at the time of its signature. On August 24, 2005, ANEEL published a resolution vetoing the amendment under the allegation that it ran counter to the New Model Act, which had been promulgated five months after its submission, i.e. in March 2004. AES Eletropaulo, in order to preserve its rights, has brought a lawsuit against ANEEL's decision on October 28 2005, which is now awaiting judgment on merits by a trial court.

The price practiced under the Bilateral Contract was fixed on the date of its signature in 2000, based on the regulations in effect at the time that the Normative Value (NV) should be used as a price parameter for bilateral contracting. Since then, this price has been adjusted according to IGP-M variations, as specified in contract.

Price Adjustment

The price practiced under the Bilateral Contract is adjusted every July by the IGP-M variation accumulated over the previous 12 months. In July 2006, the adjustment rate was 0.9%, raising the price from R$132.73 / MWh to R$133.87 / MWh.

Reservoirs

The energy storage levels observed in all the regions of Brazil are comfortable. The charts below show the energy storage levels registered in four regions of the country at the end of 2006, a comparison of reservoir levels, and the energy prices practiced in the Southeast. Currently, the level of reservoirs in the Southeast, which is where AES Tietê's reservoirs are located, is moving further and further away from the risk aversion curve plotted by ONS (National System Operator) due to the heavier rainfall in the last quarter of the year. Due to the rainfall level, the spot prices for this region dropped to R$ 58.75 / MWh in December 2006, after peaking at R$ 123.88 / MWh in September of that year.

Stored Energy (%)


Southeast
South
Northeast
North
2001
2002
2003
2004
2005
2006

Risk Aversion Curve – SE


% of Max. Stored Energy
80
60
40
20
jan
fev
mar
abr
mai
jun
jul
ago
set
out
nov
dez
2005
2006
Risk-averse curve* - 2006
Risk-averse curve* - 2007

Source: National System Operator – ONS (Dec/06)

Energy Generated (GWh)


1,500
1,300
1,100
900
700
500
GWh
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2006
2005
Energy Assured *

** Simple monthly average of assured energy*

CCEE Price – Southeast


150
120
90
60
30
Jan/05
Mar/05
May/05
Jul/05
Sep/05
Nov/05
Jan/06
Mar/06
May/06
Jul/06
Sep/06
Nov/06

Source: CCEE

ECONOMIC AND FINANCIAL PERFORMANCE

Gross Revenue

AES Tietê's gross revenue totaled R$ 380.9 million in 4Q06, up 7.9% from the same period in 2005. The performance in this quarter resulted in accumulated gross revenues of R$ 1,526.5 million in 2006, which represents a 13.5% growth when compared to the amount reported in 2005. The following factors offer an explanation for this improvement:

- more energy was sold through the Bilateral Contract, from 948 MW average to 1,268 MW average; and
- the energy marketed under the Bilateral Contract had its price adjusted by 0.9% in July 2006, going from R$ 132.73 to R$ 133.87.

PIS and COFINS

Deductions from revenue, which consist basically of PIS and COFINS charges, totaled R$ 34.5 million in 4Q06 and R$ 139.5 million in FY 2006, up 6.3% and 11.7% from the respective periods in 2005 due to the growth in taxable gross revenue.

In June 2006, ANEEL published Technical Note no. 224/2006–SFF/ANEEL, reaffirming its understanding of the PIS / COFINS taxation rules. As far as the agency sees it, long-term contracts with fixed prices and signed prior to October 2003 are subject to cumulative taxation at 3.65%. Considering that the Company has been paying PIS and COFINS on a non-cumulative basis at 9.25% since November 2004, pursuant to the guidelines issued by the Secretariat of the Federal Tax Office under Normative Instruction no. 468/04, and that ANEEL's understanding may or may not tally with that of the said Secretariat, AES Tietê made a formal inquiry to the latter, a Special Appeal no. 390/2006, in order to clarify the disagreements around the taxation rules applicable to its contracts. Considering that it has not yet received any response to the Special Appeal, AES Tietê decided to maintain in its books, as at December 31, 2006, the amounts relative to the reimbursements to the distributors with whom it had executed initial contracts, as determined by ANEEL, as well as its PIS / COFINS tax credits and their corresponding provisions (R$ 15.8 million).
With regard to its Bilateral Contract with Eletropaulo, the Company will continue to pay PIS / COFINS on a non-cumulative basis until a conclusion is reached about the applicable taxation rules. Should the final conclusion be contrary to the position assumed in November 2004, the measures involving refund and tax credit will be duly claimed.

Net Revenue

Net revenue totaled R$ 346.4 million in 4Q06, up 8.0% from the amount reported in 4Q05. In FY 2006, net revenue grew 13.7% to R$ 1,387.0 million. This improvement is due to the larger volume of energy marketed under the Bilateral Contract as of January 2006, and to the price adjustment applied to it.

Costs

R$ thousand	4Q06	4Q05	Chg (%)	2006	2005	Chg (%)
Personnel	(712)	7,475	N/A	31,599	31,215	1.2%
Material	1,085	899	20.7%	2,992	2,676	11.8%
Outsourced Services	13,451	10,205	31.8%	33,324	27,049	23.2%
Financ. Comp. for Use of Water Res.	10,001	10,592	-5.6%	46,984	45,563	3.1%
Power Purchased for Resale	11,412	8,720	30.9%	24,741	27,339	-9.5%
Transmission and Connection	20,399	14,754	38.3%	78,210	52,100	50.1%
Depreciation and Amortization	16,282	15,952	2.1%	66,856	63,930	4.6%
Operational Provisions	4,576	58,290	-92.1%	34,728	76,557	-54.6%
Other Expenses	8,229	4,746	73.4%	37,528	18,494	102.9%
Cost of Goods and/or Services Sold	**84,723**	**131,633**	**-35.6%**	**356,962**	**344,923**	**3.5%**

Operating costs amounted to R$ 84.7 million in 4Q06, down 35.6% from the same period in 2005. When the entire year is considered, they totaled R$ 357.0 million, which represents a growth of 3.5%. The most significant changes occurred in the following accounts:

Personnel: This cost item shrank by R$ 8.2 million in 4Q06 when compared to the same period in 2005 due to the recognition of an actuarial gain in the Private Pension Plan maintained by CESP Foundation. This actuarial gain, in the amount of R$ 13.3 million, resulted from a study conducted by independent actuaries, and it was recorded in 4Q06.

In FY 2006, personnel costs totaled R$ 31.6 million, up 1.2% from R$ 31.2 million in 2005. This growth is due to a collective salary adjustment of 4.0% granted in June 2006 and posted to 3T06, coupled with the expansion of the Company's workforce from 272 to 285 employees over the last 12 months as the result of a restructuring program in the operational and administrative areas. On the other hand, there was a net actuarial gain of R$ 10.0 million in 2006 relative to the Private Pension Plan maintained by CESP Foundation. If we disregard this actuarial gain, personnel expenses would have amounted to R$ 41.6 million in 2006, an increase of 23% in comparison with R$ 33.8 million in 2005.

Third-party services: an increase of 31.8% (R$ 3.2 million) in 4Q06 and 23.2% (R$ 6.3 million) in 2006 when compared to the same periods in the previous year. This growth is mainly due to expenses with maintenance work, capacity restoration, plant automation and other projects related to the Rouanet Act.

Financial compensation for the use of water resources: a decrease of 5.6% (R$ 0.6 million) in 4Q06 and an increase of 3.1% (R$1.4 million) in 2006. The latter reflects an adjustment of 6.2% to the Reference Rate (TAR) charged on the use of water resources in January 2006, coupled with variations in the volume of energy produced. The financial compensation for the use of water resources is calculated by multiplying TAR (R$ 55.94 / MWh) by 6.75% of the volume of energy generated.

Energy purchased for resale: a growth of 30.9% (R$ 2.7 million) in 4Q06 in comparison with 4Q05 due to an increase in the price of energy purchased under the bilateral contract with Duke Energy, which jumped from R$ 61.80 / MWh to R$ 75.09 / MWh in January 2006. With regard to FY 2006, there was a decline of 9.5% (R$ 2.6 million) in the cost of energy purchased for resale. The reason was the reversal of an allowance of R$ 3.9 million in 2Q06 for a penalty imposed by CCEE relative to the volume of energy sold in excess of the "physical guarantee" calculated by CCEE in the months of November and December 2005, which had been registered in 4Q05. This allowance was reversed because AES Tietê filed a pleading with CCEE, explaining that it had a bilateral purchase contract with Duke (30 MW average) to make up for the difference between the amount of assured energy and the volume of energy sold. CCEE acceded to the request and canceled the penalty.

Transmission and connection: a growth of 38.3% (R$ 5.6 million) in 4Q06 when compared to 4Q05 and of 50.1% (R$ 26.1 million) in 2006 when compared to 2005 because more energy was sold under the Bilateral Contract, which determines that the transmission and connection costs should be shared between the energy generators and distributors.

Operating allowances: totaling R$ 4.6 million in 4Q06, down 92.1% from 4Q05. This reduction has to do with an allowance of R$ 58.3 million recorded in 4Q05 for the principal and interest on RTE (Special Price Review) receivables from energy distributors. In 4Q06, this allowance was only adjusted for variations in (Selic) interest rates.

In FY 2006, operating allowances amounted to R$ 34.7 million, which is 54.6% lower than the R$ 76.6 million registered in 2005. They consisted basically of the following:

- R$ 17.7 million in 2006, relative to the adjustment corresponding to the interest (Selic) owed on the balance of RTE receivables from energy distributors, as compared to the allowance of R$ 58.3 million in 2005. The same amount was recorded as financial income, with no effect on earnings.

- R$ 15.8 million recorded in 2Q06, relative to the provisioning of PIS/COFINS levied on initial contracts. According to ANEEL's understanding, as expressed in Technical Note no. 224/2006 — SFF/ANEEL, these two taxes were paid in excess because the Company should have calculated them cumulatively at 3.65% rather than non-cumulatively at 9.25%.

Other expenses: a growth of 73.4% (R$ 3.5 million) in 4Q06 and of 102.9% (R$ 19.0 million) in 2006 mainly due to an increase in the amount to be reserved for Research & Development (R&D). By virtue of a legal resolution (Article no. 2 of Act no. 9.991/2000), the percentage to be set aside for R&D was raised from 0.25% to 1% on January 1, 2006 for power generating companies whose concession contracts contain provisions requiring the application of part of their operating revenue in R&D projects.

EBITDA

With a larger volume of sales made through the Bilateral Contract, which is more profitable for the Company, and the reduced operating allowances, AES Tietê posted EBITDA in the amount of R$ 278.0 million in 4Q06, up 35.6% from 4Q05, resulting in an EBITDA margin of 80.2%.
The EBITDA accumulated in 2006 totaled R$ 1,096.9 million, representing an improvement of 16.8% in comparison with the previous year. The EBITDA margin expanded by 2.1 percentage points, going from 77.0% in 2005 to 79.1% in 2006.

EBITDA (R$ million) x EBITDA Margin


76%
48%
77%
79%
79%
77%
79%
384
332
439
612
777
939
1097
2000
2001
2002
2003
2004
2005
2006
EBITDA
EBITDA Margin

Financial Income / Expense

R$ thousand	4Q06	4Q05	Chg (%)	2006	2005	Chg (%)
Financial Income	**19,482**	**30,701**	**-36.5%**	**88,825**	**85,164**	**4.3%**
Financial Expenses	**(54,112)**	**(25,975)**	**108.3%**	**(199,423)**	**(149,383)**	**33.5%**
Financial Expenses	(35,974)	(38,948)	-7.6%	(158,030)	(160,191)	-1.3%
Currency Variation	(18,138)	12,973	N/A	(41,393)	10,808	N/A
Net Financial Income (Expenses)	**(34,630)**	**4,726**	**N/A**	**(110,598)**	**(64,219)**	**72.2%**

	4Q06	4Q05	Chg % 4Q06x4Q05	2006	2005	Chg % 2006x2005
FX RATE	2.1380	2.3407	-8.7%	2.1380	2.3407	-8.7%
CDI AVERAGE RATE	13.1%	18.7%	-30.0%	15.0%	19.1%	-21.2%
IGP-M	1.6%	1.0%	55.0%	3.9%	1.2%	220.8%

Financial Income

The Company's cash and cash equivalents are invested in accounts earning CDI interest and attached to currency variations. Its financial income shrank by 36.5% in 4Q06 when compared to the same period in the previous year, going from R$ 30.7 million in 4Q05 to R$ 19.5 million in 4Q06. This variation has to do with: (i) a decline in CDI rates; (ii) the impact of an appreciation of the *real* in 4Q06 versus the depreciation registered in 4Q05 on cash investments pegged to the U.S. dollar; and (iii) the early payment of dividends on earnings obtained in the first nine months of 2006.
In 2006, financial income totaled R$ 88.8 million, up 4.3% from 2005. This growth can be mainly attributed to the average balance of cash and cash equivalents, which was 18.2% superior to the amount in 2005.

Financial Expense

Total financial expense rose by 108.3% in 4Q06 versus 4Q05, and by 33.5% in 2006 as compared to 2005. This increase can be attributed to the reversal of an expense of R$ 37.0 million in the 'monetary restatement account' in 4Q05, when the balance of RTE receivables was adjusted for variations in Selic interest rates.

Additionally, the Company's earnings are influenced by IGP-M variations because its most important debt is a debt assumption agreement with Eletrobrás, which pays 10% interest p.a. plus IGP-M variation.

Net Financial Income (Expense)

The reduced financial income, coupled with an increased financial expense in 4Q06, led to a negative financial result of R$ 34.6 million in 4Q06 against a positive result of R$ 4.7 million in 4Q05.
The net financial result in 2006 was also negative. The expense, in the amount of R$ 110.6 million, was 72.2% greater than the number reported in the previous year.


Financial Investments Breakdown
Foreign Bonds - US$ - (Aa3) -7%
Foreign Bonds - US$ - (Aa1)- 5%
Federal T Bonds (Ba3) 87%
Private Bonds (A3)- 1%

The balance of cash investments as at December 31, 2006 amounted to R$ 690.3 million. It consisted of short-term operations (less than 90 days and earning daily interest), 87% of which with an average yield equivalent to approximately 100% of CDI, and the remaining 13% attached to currency variations.

Net Income

The net income in 4Q06 totaled R$ 165.1 million, up 14.0% from R$ 144.9 million in 4Q05. The net margin also grew, going from 45.2% in 4Q05 to 47.7% in 4Q06.In FY 2006, net income amounted to R$ 614.1 million, an improvement of 10.4% on the R$ 556.1 million registered in the previous year, which was favored by an increased volume of sales made through the bilateral contract, which are more profitable for the Company, and a reduction in operating allowances.

INDEBTEDNESS

in R$ million

Amount	Ceditor	Maturity	Cost	Collateral
1,364.8	Eletrobras	May, 2013	IGP-M + 10% a.a.	Receivables
20.7	FunCesp III (*)	Sep, 2027	IGP-DI + 6% a.a.	Receivables

(*) The value of the debt assumption contract with CESP Foundation does not include the actuarial gain determined in a study conducted by independent actuaries.

AES Tietê has no financing contracts with banks. Most of its indebtedness is related to a debt assumption agreement with Eletrobrás maturing on May 15, 2013 and inherited from the privatization process. The Company pays interest on this contract at 10% p.a., plus monetary adjustment based on IGP-M variations. The balance of this debt was R$ 1.4 billion as at December 31, 2006. The contract stipulates that AES Tietê's revenue can be withheld in a bank account if past due debts remain unpaid, and withdrawn upon the award of a power of attorney to the creditors' representatives.

The Company has another debt, also inherited from the privatization process, with CESP Foundation (the institution that manages its benefit plans). This debt (FunCesp III) refers to a debt assumption contract used to finance an actuarial deficit with the Supplementary Proportionate Settled Benefit (BSPS), whose maturity was extended from 2017 to 2027 on December 22 2006, although its effect is retroactive to January 2006. The balance of this contract is adjusted by the variation of actuarial costs or IGP-DI rates, whichever the greater, plus 6% p.a. It totaled R$ 20.7 million in 2006.

AES Tietê ended the year 2006 with cash and cash equivalents in the amount of R$ 690.3 million, causing its net debt to rise 0.8% to R$ 681.9 million as at December 31, 2006 from R$ 676.5 million on December 31, 2005. This slight growth in indebtedness resulted from an increase in IGP-M rates in 2006 when compared to the previous year. The Company's 'net debt/equity' ratio slipped from 0.7x in 2005 to 0.6x in 2006.

Net Debt (R$ billion) vs. Net Debt / EBITDA


3.0x
3.3x
3.2x
2.0x
1.4x
0.7x
0.6x
1.1
1.1
1.4
1.3
1.1
0.7
0.7
2000
2001
2002
2003
2004
2005
2006
Net Debt
Net Debt / EBITDA

CAPITAL EXPENDITURE (CAPEX)

The capital investments made in 2006 totaled R$ 46.5 million, a growth of 69.1% in comparison with the same period in 2005. This increase is mainly due to the reactivation of a program of investments in small hydropower plants.

Investments in Tietê Plants

The most significant investments in AES Tietê plants in 2006 included:

- revamping of hydropower plants, particularly the restoration of the capacity of Generating Unit #2 at the Bariri Plant, which was completed in July 2006, and the same for Generating Unit #3, which was started in August 2006 – R$ 19.0 million;
- automation of the plant at Limoeiro – R$ 2.5 million;
- acquisition of a new transformer for Generating Unit #3 at the Nova Avanhandava Plant – R$ 2.6 million;
- purchase of new voltage regulators for three generating units at the Água Vermelha Plant – R$ 2.0 million.

Investment in Small Hydropower Plants

On October 23, 2006, AES Tietê signed a License Purchase & Sale Agreement for the Exploitation of Water Resources. This agreement is still subject to the fulfillment of certain conditions and to ANEEL's approval.

After obtaining the required regulatory and corporate authorizations, AES Tietê will be able to build, through its subsidiary AES Rio PCH Ltda., three small hydropower plants in the State of Rio de Janeiro, with a total installed capacity of 52 MW and average 28.97 MW of assured energy. The total investment is estimated at R$ 225 million to be disbursed in two years.

Investments Planned for 2007

AES Tietê expects to invest R$ 75.5 million in 2007, R$ 22.4 million of which should be spent on the construction of three small hydropower plants already belonging to the Company and located on Jaguari Mirim River, in the interior of São Paulo State. Together, they will boast an installed capacity of 8MW. The remaining R$ 53.1 million will be basically used to restore the capacity of and upgrade equipment, with a special emphasis on the following projects:

- completion of the capacity restoration and upgrading of Generating Unit #3 at the Bariri Plant;
- capacity restoration and upgrading of Generating Unit #2 at the Promissão Plant;
- reforestation.

CAPEX – 2006


29.5%
2.0%
0.5%
12.5%
55.4%
Equipment
Environment
Hydroway
TI
PCH

Historical Evolution of CAPEX (R$ million)


17.7
37.5
30.5
12.4
21.9
27.5
46.5
2000
2001
2002
2003
2004
2005
2006

CAPITAL MARKET

AES Tietê's common shares (GETI3) and preferred shares (GETI4) appreciated 9.9% and 8.3% in 4Q06, respectively, while the São Paulo Stock Exchange Index (Ibovespa) climbed 22.0% over the same period. If the entire year is considered, the accumulated appreciation totaled 24.0% for GETI4 and 22.4% for GETI3. The Ibovespa, on the other hand, moved up by 32.9% in 2006.

Common stocks were traded involving 8,045 transactions, with approximately 7.1 billion shares in 2006. The average daily trading volume was R$ 1.6 million, practically the same as the average volume traded in 2005. As for the preferred shares, 18.3 billion of them changed hands in 16,878 operations during the year 2006. The average daily trading volume totaled R$ 4.2 million, up 131.8% from the average registered in 2005. The Company's market capitalization was R$ 5.9 billion as at December 31, 2006. Its shares were negotiated in 98% of the trading sessions held at the São Paulo Stock Exchange (Bovespa) in 2006.

Stock Performance

Stock Market Performance	ON GETI3	PN GETI4
Average Daily Trading Vol (R$ '000)-4Q06	2,303	6,783
Average Daily Trading Vol (R$'000)-4Q05	1,612	2,728
Closing Price - Dec/06	62.00	62.30
Closing Price - Dec/05	50.00	50.90
Stock Performance - 4Q06	9.9%	8.3%
Stock Performance - 2006	24.0%	22.4%
Ibovespa Performance - 4Q065	22.0%	
Ibovespa Performance - 2006	32.9%	

AES Tietê vs. Ibovespa – Base 100 (Dec/05)


140
130
120
110
100
90
133
124
122
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Ibovespa
GETI3
GETI4

EXPANSION REQUIREMENT

AES Tietê's Notice of Privatization determines that the Company should expand the installed capacity of its power generating system ("Expansion Requirement") by at least 15% (approximately 400 MW) within a period of eight years, starting from the execution of its Concession Contract in December 1999.

According to the said notice, AES Tietê may fulfill this requirement by: (i) increasing its installed capacity in the State of São Paulo; or (ii) contracting energy from new power plants built within this state for a period longer than five years, provided that regulatory restrictions are observed, in both cases.

However, certain regulatory restrictions have been laid down since privatization, preventing AES Tietê from complying with its Expansion Requirement, particularly the promulgation of Act No. 10848/2004, which implements the so-called New Model for the Electricity Sector ("New Model"). The latter determines the following:

(i) The Company may only expand its installed capacity by implementing thermoelectric power plants, because the hydropower potentialities of the State of São Paulo are insufficient for this purpose. There are regulatory restrictions, imposed after the privatization of AES Tietê, that rule out the possibility of new thermoelectric power plant implementations, not to mention the current crisis in gas supply; and

(ii) Likewise, AES Tietê cannot meet its Expansion Requirement by purchasing electricity from new plants built by third parties in the State of São Paulo to the extent that, under the New Model, it is now subject to electric energy trading restrictions.

Thus, under the New Model, the Company's ability to sell the electric energy generated by virtue of the Expansion Requirement to the power distributing companies (assembled in the Regulated Contracting Environment) is now constrained by factors beyond its control, such as:

(a) The amounts of new energy to be purchased from thermoelectric power plants, which should, in principle, have been determined through bidding in 2004, are defined by the Grantor; and
(b) Thermoelectric power plants located in the State of São Paulo have been included on the list of new power generating projects entitled to participate in new energy auctions.

AES Tietê has therefore made efforts to come to an understanding with ANEEL and the São Paulo State Government by providing information and clarifying the reasons why its has been unable to meet its Expansion Requirement, in view of the regulatory restrictions supervening the Company's privatization.

AES Tietê has forwarded the following proposal to the São Paulo State Government:

(i) Suspension of the Expansion Requirement for five years. During this period, AES Tietê will be entitled to freely analyze any investment projects, regardless of their location;
(ii) The Company would be exempt from discharging this obligation after the five-year period if there are still regulatory restrictions on the fulfillment of its Expansion Requirement;
(iii) No substitute sum and/or obligation would be owed by one party to the other as a form of indemnification, no matter what kind.

Neither the São Paulo State Government nor ANEEL have responded to the proposal until the date of issue of this report.

Failure to meet the Expansion Requirement may cause AES Tietê to be penalized by the São Paulo State Government and/or ANEEL. If this ever comes to pass, the Company may bring the case to court in an effort to safeguard its own financial health, because an act introduced by the authorities has changed substantially the rules and regulations of the electricity sector since the Expansion Requirement was first established, preventing the Company from complying with it.

CORPORATE RESTRUCTURING

The financial and corporate restructuring process involving Companhia Brasiliana de Energia is mainly aimed to strengthen and to simplify the group's capital structure by reducing and restructuring its indebtedness, in addition to eliminating any inefficiencies stemming from the existence of holding companies or from the participation of intermediaries, some of which are based offshore.

The main events related to the restructuring program in 2006 were as follows:

September/2006

- Secondary offering of Class B preferred shares issued by AES Eletropaulo and held by AES Transgás S.A. ("AES Transgás") in the amount of approximately R$ 1.2 billion;

- Merger of Brasiliana into AES Transgás;

October/2006

- Early payment to the BNDES of the debentures issued by Brasiliana in the amount of approximately US$ 607 million;

- Issue of commercial papers by Energia Paulista Participações S.A ("Energia Paulista") in the amount of R$ 800 million as a bridge loan so that the 3rd issue of debentures by Companhia Brasiliana de Energia can be fully paid in;

- Early payment of debentures issued by Energia Paulista in the amount of R$ 206 million including principal and interests;

- Merger of AES Transgás into Energia Paulista, resulting in a legal entity named Companhia Brasiliana de Energia;

November/2006

- Early payment of bonds issued by AES IHB in the amount of US$ 322 million, including principal and interests;

December/2006

- Issue of new debentures by Companhia Brasiliana de Energia in the amount of R$ 800 million.

The chart below offers an overview of the shareholding structure of "Brasiliana Group" prior to the said restructuring process:


AES Corp
BNDES
Brasiliana Energia S.A.
AES Elpa
AES Transgas SA
AES Uruguaiana Inc
AES Tietê Holding Ltd
AES Infoenergy Ltda
Eletropaulo Telecom. Ltda
AES Tietê Holding II Ltd
Uruguaiana S.A.
AES Tietê Empr.
AES Tietê Part.
Energia Paulista
Eletropaulo S.A.
AES Comm. RJ S.A.
IHB
AES Tietê
Metropolitana Overseas II Ltd.
Eletropaulo Comercial Exp. Ltda

"V" represents the entity's interest in voting (common) shares.
"T" represents the entity's interest in the total capital stock.
"P" represents the entity's interest in preferred shares.

Next steps:

As entailed by the financial and shareholding restructuring program of Brasiliana Energia S.A., for the purpose of making its corporate structure more efficient, the non-operational holding companies standing between AES Tietê, namely AES Tietê Participações and AES Tietê Holdings, will be extinct.

The chart below shows the simplified shareholding structure that should ensue from the said restructuring program:


BNDES
AES Holdings Brasil Ltda
O 49,99%
P 100,00%
T 53,84%
O 50,01%
P 0,00%
T 46,15%
Cia. Brasiliana de Energia
O 100%
T 100%
AES Infoenergy
O 100%
T 100%
AES Uruguaiana Inc (Cayman)
O 100%
T 100%
AES Uruguaiana Empreend. S.A.
O 98,26%
T 98,26%
AES Elpa
O 77,81%
P 0,00%
T 30,97%
P 7,38%
T 4,44%
Eletropaulo
O 71,27%
P 32,23%
T 52,51%
AES Tietê S.A.
LEGENDA
O = Ações Ordinárias
P = Ações Preferenciais
T = Total

DIVIDENDS AND INTEREST ON EQUITY – FY 2006

In a meeting held on 08/09/2006, the Board of Directors of AES Tietê authorized the distribution of R$ 305.5 million worth of dividends corresponding to the earnings obtained in the first semester, at R$ 3.06 per 1,000 common shares and R$ 3.36 per 1,000 preferred shares. The payment has been made, starting on August 29, 2006.

In a Board Meeting held on 11/08/2006, the Directors approved the payment of interest on equity, in the amount of R$ 37.2 million, plus R$ 106.2 million worth of interim dividends, based on the earnings obtained until September 30, 2006. The interest on equity was to be paid at R$ 0.37 per 1,000 common shares and R$ 0.41 per 1,000 preferred shares, while the dividends would be distributed at R$ 1.06 per 1,000 common shares and R$ 1.17 per 1,000 preferred shares. The payout began on November 30, 2006.

Considering the distribution of dividends relative to 4Q06 earnings, this matter should be approved during the Board Meeting to be held on March 5, 2007 and deliberated during the Shareholders' Meeting scheduled for April 9, 2007. The payment of R$ 165.1 million corresponds to R$ 1.65 per 1,000 common shares and R$ 1.82 per 1,000 preferred shares, totaling R$ 614.1 million for FY 2006, which is equivalent to 100% of that year's net income.

Remuneration Paid vs. Dividend Yield


(*) R$ 614.1 million
2006
12.0%
11.4%
R$ 539.0 million
2005
13.2%
13.2%
R$ 276.9 million
2004
13.4%
12.3%
R$ 185.6 million
2003
11.4%
6.6%
R$ 225.0 million
2002
23.6%
17.4%
Common
Preferred

(*) Dividends proposed for 2006, R$ 165.1 million refer to 4Q06

CONFERENCE CALL TO DISCUSS FY 2006 RESULTS

CONFERENCE CALL
Eduardo José Bernini – *Chief Executive Officer*
Britaldo Pedrosa Soares –*Vice-President of Finance and Investor Relations*
Date: Thursday, March 8, 2007

Portuguese
Time: 10:00 a.m. (Brasília time)
Connection number: (55 11) 4688-6301

English
Time: 12:00 p.m. (BR) / 10:00 a.m. (EST)
Connection numbers:
USA: (1-800) 860-2442
Other countries: (1-412) 858-4600

Conference codes: Eletropaulo and Tietê

The statements contained in this release about the Company's business prospects, operating and financial result projections and potential growth are mere forecasts based on the expectations of its Management in relation to its future performance. Such expectations are highly dependent on market behavior, on Brazil's economic situation, and on industry and international market conditions. They are therefore subject to change.

ATTACHMENT I – QUARTERLY STATEMENT OF INCOME – (Consolidated)

R$ thousand	4Q06	4Q05
GROSS REVENUES FROM SALES AND/OR SERVICES	**380,868**	**353,048**
Supply and transmission of energy	380,750	351,647
Other revenues	118	1,401
DEDUCTIONS FROM GROSS REVENUES	(34,468)	(32,418)
NET REVENUES FROM GOODS AND/OR SERVICES SOLD	**346,400**	**320,630**
COST OF GOODS AND/OR SERVICES SOLD	(84,723)	(131,633)
Payroll	712	(7,475)
Material	(1,085)	(899)
Third party services	(13,451)	(10,205)
Financial compensation for use of water resources	(10,001)	(10,592)
Electric power purchased for resale	(31,811)	(23,474)
Depreciation and amortization	(16,282)	(15,952)
Operating provisions	(4,576)	(58,290)
Other expenses	(8,229)	(4,746)
GROSS RESULT	**261,677**	**188,997**
FINANCIAL RESULT	(34,630)	4,726
Financial income	19,482	30,701
Financial expenses	(54,112)	(25,975)
OPERATING INCOME	**227,047**	**193,723**
NON-OPERATING INCOME	188	12
INCOME BEFORE TAXES/PARTICIPATIONS	**227,235**	**193,735**
PROVISION FOR I.T. AND SOCIAL CONTRIBUTION	(47,682)	(68,445)
DEFERRED I.T.	(14,419)	19,620
NET INCOME FOR THE PERIOD	**165,134**	**144,910**

ATTACHMENT II – STATEMENT OF INCOME FOR THE FY 2006 PERIOD (Consolidated)

R$ thousand	2006	2005
GROSS REVENUES FROM SALES AND/OR SERVICES	**1,526,464**	**1,345,002**
Supply and transmission of energy	1,525,235	1,332,666
Other revenues	1,229	12,336
DEDUCTIONS FROM GROSS REVENUES	(139,507)	(124,929)
NET REVENUES FROM GOODS AND/OR SERVICES SOLD	**1,386,957**	**1,220,073**
COST OF GOODS AND/OR SERVICES SOLD	(356,962)	(344,923)
Payroll	(31,599)	(31,215)
Material	(2,992)	(2,676)
Third party services	(33,324)	(27,049)
Financial compensation for use of water resources	(46,984)	(45,563)
Electric power purchased for resale	(102,951)	(79,439)
Depreciation and amortization	(66,856)	(63,930)
Operating provisions	(34,728)	(76,557)
Other expenses	(37,528)	(18,494)
GROSS RESULT	**1,029,995**	**875,150**
FINANCIAL	(110,598)	(64,219)
Financial income	88,825	85,164
Financial expenses	(199,423)	(149,383)
OPERATING INCOME	**919,397**	**810,931**
NON-OPERATING INCOME	(106)	(1,638)
INCOME BEFORE TAXES/PARTICIPATIONS	**919,291**	**809,293**
PROVISION FOR I.T. AND SOCIAL CONTRIBUTION	(297,482)	(211,613)
DEFERRED INCOME TAX	(7,682)	(41,628)
NET INCOME	**614,127**	**556,052**


AES Tietê
FY 2006 RESULTS

ATTACHMENT III – BALANCE SHEET (Consolidated)

ASSETS	31/12/2006	31/12/2005
TOTAL ASSETS	2,392,945	2,548,340
CURRENT ASSETS	925,133	1,030,541
CASH/CASH EQUIVALENTS	690,334	795,246
Cash and banks	366	687
Financial investments	689,968	794,559
ACCOUNTS RECEIVABLE	208,106	208,683
Distributors	37,004	67,530
Accounts receivable from related parties	171,102	141,153
INVENTORY	1,169	1,169
OTHERS	25,524	25,443
Taxes and social contribution	4,631	2,849
Taxes recoverable	11,758	12,290
Other credits	6,592	8,238
Pre-paid Expenses	2,543	2,066
LONG TERM ASSETS	218,432	247,790
VARIOUS CREDITS	218,432	247,790
Deferred taxes and social contributions	42,562	38,857
Taxes recoverable	137,889	149,648
Distributors	9,889	26,287
Escrow deposits	27,882	27,640
Other credits	210	5,358
PERMANENT ASSETS	1,249,380	1,270,009
INVESTMENTS	2,099	2,099
PROPERTY, PLANT & EQUIPMENT	1,225,093	1,244,928
DEFERRED ASSETS	22,188	22,982

LIABILITIES	31/12/2006	31/12/2005
TOTAL LIABILITIES	2,392,945	2,548,340
CURRENT LIABILITIES	676,600	673,808
LOANS AND FINANCING	164,261	144,958
Loans and financing	158,769	138,863
Debt servicing	5,492	6,095
SUPPLIERS	73,584	56,999
TAXES, FEES AND CONTRIBUTIONS	218,718	143,215
DIVIDENDS PAYABLE	166,381	295,799
PROVISIONS	45,534	24,359
Payroll and related charges	1,159	957
Estimated liabilities	32,234	8,466
Provision for lawsuits and contingencies	12,141	14,936
OTHERS	8,122	8,478
Liabilities with Fundação CESP	993	1,426
Consumer charges payable	7,129	7,052
LONG-TERM LIABILITIES	1,240,926	1,399,113
LOANS AND FINANCING	1,206,974	1,325,333
Liabilities with Fundação CESP	6,396	15,774
Loans and financing	1,200,578	1,309,559
PROVISIONS	33,952	34,826
OTHERS		38,954
SHAREHOLDERS EQUITY	475,419	475,419
PAID UP CAPITAL	207,227	207,227
CAPITAL RESERVES	226,746	226,746
RETAINED EARNINGS	41,446	41,446

END